UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: June 30, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2008	12.31.2008	2	04.01.2008	06.30.2008	1	01.01.2008	3.31.2008
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça					12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 06.30.2008	2 –Previous Quarter 03.31.2008	3 – Same Quarter of Last Year 06.30.2007
Paid-in Capital
1 - Common	479,910,938	479,910,938	479,756,730
2 - Preferred	0	0	0
3 - Total	479,910,938	479,910,938	479,756,730
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120 – Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	02.27.2008	Dividend	04.30.2008	ON	1.4979645300
02	RCA	08.11.2008	Dividend		ON	1.2535168090

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2008	4 – 03/31/2008
1	Total assets	6,113,361	6,644,184
1.01	Current assets	850,782	1,029,828
1.01.01	Cash and banks	7,626	4,890
1.01.02	Credits	838,570	1,016,074
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	838,570	1,016,074
1.01.02.02.01	Dividends and interest on shareholder’s equity	742,483	935,363
1.01.02.02.02	Financial investments	36,316	37,243
1.01.02.02.03	Recoverable taxes	49,799	33,468
1.01.02.02.04	Deferred taxes	9,645	9,673
1.01.02.02.05	Prepaid expenses	327	327
1.01.03	Material and supplies	0	0
1.01.04	Other	4,586	8,864
1.01.04.01	Derivatives	0	4,153
1.01.04.02	Other credits	4,586	4,711
1.02	Noncurrent assets	5,262,579	5,614,356
1.02.01	Long-term assets	582,728	585,625
1.02.01.01	Other receivables	173,411	176,308
1.02.01.01.01	Financial investments	94,796	93,659
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	74,137	78,090
1.02.01.01.04	Prepaid expenses	1,691	1,772
1.02.01.02	Related parties	409,310	409,310
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	409,310	409,310
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	7	7
1.02.01.03.01	Escrow deposits	7	7
1.02.02	Permanent assets	4,679,851	5,028,731
1.02.02.01	Investments	4,670,740	5,022,203
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,080,625	3,399,786
1.02.02.01.04	Permanent equity interests - goodwill	1,590,115	1,622,417
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property, plant and equipment	424	443
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	8,687	6,085

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2008	4 – 03/31/2008
2	Total liabilities and shareholders’ equity	6,113,361	6,644,184
2.01	Current liabilities	653,675	921,561
2.01.01	Loans and financing	0	180,990
2.01.01.01	Loans and financing	0	180,490
2.01.01.02	Interest on loans and financing	0	500
2.01.02	Debentures	16,678	3,737
2.01.02.01	Interest on debentures	16,678	3,737
2.01.03	Suppliers	4,242	4,868
2.01.04	Taxes and social contributions payable	14,992	113
2.01.05	Dividends and interest on equity	616,018	730,604
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	1,745	1,249
2.01.08.01	Accrued liabilities	125	82
2.01.08.02	Derivative contracts	44	5
2.01.08.03	Other	1,576	1,162
2.02	Non-current liabilities	504,852	494,722
2.02.01	Long-term liabilities	504,852	494,722
2.02.01.01	Loans and financing	0	0
2.02.01.01.01	Loans and financing	0	0
2.02.01.01.02	Interest on loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	54,852	44,722
2.02.01.03.01	Reserve for contingencies	54,852	44,722
2.02.01.04	Related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	0	0
2.02.01.06.01	Derivative contracts	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders’ equity	4,954,834	5,227,901
2.04.01	Capital	4,741,175	4,741,175
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	213,643	213,643
2.04.04.01	Legal reserves	213,643	213,643
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0

2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserve	0	0
2.04.05	Retained earnings	0	273,067
2.04.06	Advance for future capital increase	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	445,762	721,197	450,179	921,998
3.06.01	Sales and marketing	0	0	0	0
3.06.02	General and administrative	(5,618)	(9,966)	(4,075)	(10,007)
3.06.03	Financial	51,305	8,816	14,355	(3,838)
3.06.03.01	Financial income	101,484	113,571	71,845	79,938
3.06.03.01.01	Interest on shareholders' equity	98,340	98,340	70,464	70,464
3.06.03.01.02	Other financial income	3,144	15,231	1,381	9,474
3.06.03.02	Financial expenses	(50,179)	(104,755)	(57,490)	(83,776)
3.06.03.02.01	Goodwill amortization	(32,303)	(64,604)	(25,195)	(50,388)
3.06.03.02.02	Other financial expenses	(17,876)	(40,151)	(32,295)	(33,388)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 – 04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.06.06	Equity in subsidiaries	400,075	722,347	439,899	935,843
3.06.06.01	Companhia Paulista de Força e Luz	127,909	299,971	193,431	406,848
3.06.06.02	Companhia Piratininga de Força e Luz	61,201	93,983	75,475	164,487
3.06.06.03	CPFL Geração de Energia S.A.	75,157	115,493	69,868	158,568
3.06.06.04	CPFL Comercialização Brasil S.A.	47,881	72,987	54,255	128,649
3.06.06.05	Nova 4 Participações Ltda	0	0	4,253	(472)
3.06.06.06	CPFL Serra Ltda	0	0	43,583	77,287
3.06.06.07	CPFL Comercialização Cone Sul S.A.	0	0	582	2,024
3.06.06.08	Rio Grande Energia S.A.	62,525	102,525	0	0
3.06.06.09	Perácio Participações S.A.	13,184	20,760	(1,548)	(1,548)
3.06.06.10	Companhia Luz e Força Santa Cruz	12,218	16,628	0	0
3.07	Income (loss) from operations	445,762	721,197	450,179	921,998
3.08	Nonoperating income/expense	(113)	(1,099)	1,337	3,200
3.08.01	Income	0	0	1,337	3,200
3.08.02	Expenses	(113)	(1,099)	0	0
3.09	Income before taxes on income and minority interest	445,649	720,098	451,516	925,198
3.10	Income tax and social contribution	(14,819)	(14,819)	(9,330)	(9,898)
3.10.01	Social contribution	(2,813)	(2,813)	(1,651)	(1,651)
3.10.02	Income tax	(12,006)	(12,006)	(7,679)	(8,247)
3.11	Deferred tax	(3,981)	(5,363)	(2,275)	(2,461)
3.11.01	Deferred social contribution	(1,234)	(1,668)	(725)	(751)
3.11.02	Deferred income tax	(2,747)	(3,695)	(1,550)	(1,710)
3.12	Statutory profit sharing/contributions	0	0	0	0

3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholder’s equity	(98,340)	(98,340)	(70,464)	(70,464)
3.15	Net income for the period	328,509	601,576	369,447	842,375
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,910,938	479,910,938	479,756,730	479,756,730
	INCOME PER SHARE	0.68452	1.25352	0.77007	1.75584
	LOSS PER SHARE

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

		June 30, 2008		March 31, 2008

Subsidiary	Consolidation	Equity Interest - %		Equity Interest - %

	Method	Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz (“CPFL Paulista”)	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz (“CPFL
Piratininga”)	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz (“CPFL Santa
Cruz”)	Full	99.99	-	99.99	-
Rio Grande Energia S.A. (“RGE”)	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica (“CPFL Leste
Paulista”)	Full	-	96.56	-	96.56
Companhia Jaguari de Energia (“CPFL Jaguari”)	Full	-	90.15	-	90.15
Companhia Sul Paulista de Energia (“CPFL Sul
Paulista”)	Full	-	87.80	-	87.80
Companhia Luz e Força de Mococa (“CPFL Mococa”)	Full	-	89.75	-	89.75

Energy Generation
CPFL Geração de Energia S.A. (“CPFL Geração”)	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais
Elétricas")	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	54.03	-	54.03
CERAN - Companhia Energética Rio das Antas
("CERAN")	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	51.00	-	51.00
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72

Energy Commercialization
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A. ("CPFL Cone
Sul")	Full	-	100.00	-	100.00
Clion Assessoria e Comercialização de Energia Elétrica
Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95
CPFL Planalto Ltda. ("CPFL Planalto")	Full	-	100.00	-	100.00

Services
CPFL Serviços, Equipamentos, Indústria e Comércio	Full	-	89.81	-	89.81
S.A. ("CPFL Serviços")

Holding Company
Perácio Participações S.A. ("Perácio")	Full	100.00	-	100.00	-
Chumpitaz Participações S.A. ("Chumpitaz")	Full	100.00	-	100.00	-
Makelele Participações S.A. ("Makelele")	Full	-	100.00	-	100.00
CPFL Jaguariúna S.A. ("CPFL Jaguariuna")	Full	-	100.00	-	100.00
Companhia Jaguari Geração de Energia ("Jaguari Geração")	Full	-	90.15	-	90.15

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company’s and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year’s financial statements and interim financial statements as of March 31, 2008 and should be analyzed together with those statements.

These interim financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, (ii) the Accounting Manual of the Public Electric Energy Service and standards defined by ANEEL, and (iii) the complementary instructions of the Brazilian Securities Commission (“CVM”), including the CVM Instruction 469/08, which provides guidance for compliance with Law 11.638/07, as mentioned in Note 29.

The Cash Flow and Added Value Statements for the six months ended June 30, 2008 and 2007 are being presented as additional information for the market (appendices I and II, respectively).

The Cash Flow Statements are presented in accordance with the criteria established by “FAS 95 – Statement of Cash Flows”, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission (“SEC”).

Consolidation Principles

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Santa Cruz, RGE, Chumpitaz and Perácio. The asset, liability, income and expense balances have been fully consolidated. Prior to consolidation in the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and Perácio are consolidated with those of their fully (majority) controlled or proportionally (jointly) controlled subsidiaries, according to the rules defined in CVM Instruction No. 247/96.

In compliance with the above conditions portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the presented period.

All significant intercompany balances and transactions have been eliminated.

The accounting policies of the parent company’s subsidiaries are consistent with those of the parent company. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the indirect subsidiary RGE, which is eliminated in the shareholders’ equity base for calculation of equity interest and, consequently, in consolidation.

(3) REGULATORY ASSETS AND LIABILITIES

		Consolidated

	Current		Noncurrent

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008

Assets

Consumers, Concessionaires and Licensees (note 5)
Extraordinary tariff adjustment (a)	2,175	3,048	-	-
Free energy (a)	1,045	1,326	134	81
Tariff Review - Depreciation (b.1)	-	948	-	-
Discounts on TUSD and irrigation (b.3)	68,530	77,640	5,198	6,182
Other financial components	3,160	4,573	95	95

	74,910	87,535	5,427	6,358

Deferred Costs Variations
Parcel "A" (a)	254,483	312,520	96,574	109,020
CVA (c)	246,825	306,957	180,529	64,782

	501,308	619,477	277,103	173,802

Prepaid Expenses (note 9)
Other financial components	9,750	7,007	42	42
PIS and COFINS - Generators pass-through (b.3)	374	515	-	-
Increase in PIS and COFINS (b.3)	258	2,396	-	-
Energy surpluses and shortfalls (b.3)	784	81	2,073	973
Discounts on TUSD Generation (b.3)	9,343	-	-	-
Low income consumers' subsidy - Losses (d)	52,712	39,489	-	-

	73,221	49,488	2,115	1,015
Liabilities

Suppliers (note 17)
Free energy (a)	(29,651)	(29,867)	-	-

Deferred Gains Variations
Parcel "A" (a)	(17,740)	(9,439)	(2,878)	(3,240)
CVA (c)	(213,287)	(301,163)	(108,467)	(28,926)

	(231,027)	(310,602)	(111,345)	(32,166)
Other Accounts Payable (note 22)
Tariff Review - Refund to consumer - recalculated (b.2)	-	(1,892)	-	-
Other financial components	(17,198)	(1,138)	(54)	(54)
Increase in PIS and COFINS (b.3)	(121,559)	(116,612)	-	-
Refund to consumer - Irrigation (b.3)	(1,950)	(2,070)	(727)	-
Refund to consumer - Overcontracting of electric energy (b.3)	(32,681)	(39,014)	(22,472)	(23,477)
Low income consumers' subsidy - Gains (d)	(10,360)	(9,208)	-	-

	(183,748)	(169,934)	(23,253)	(23,531)

Total	205,013	246,097	150,047	125,478

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". The agreement introduced an Extraordinary Tariff Increase of 2.9% on electric power supply to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers, as a mechanism to reimburse the electricity sector for the losses incurred as a result of this program.

The changes in RTE, Free Energy and Parcel “A”, net of the provision for losses,during the quarter ended in June 30, 2008 are shown below:

		Consolidated

		Free Energy

	RTE	Asset	Liability	Parcel "A"
Description				Net

As of March 31, 2008	3,048	1,407	(29,867)	408,861
Monetary restatement	156	235	(119)	10,403
Provision for losses	(153)	(96)	101	-
Realization	(876)	(367)	234	(88,825)

As of June 30, 2008	2,175	1,179	(29,651)	330,439

• Extraordinary Tariff Adjustment (RTE) – Corresponds to the loss of revenue determined by comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, not taking into account the effects of the Energy Rationing Program.

As the deadline for recovery of the RTE has passed for the other distributors, the RTE balance refers to the indirect subsidiary CPFL Sul Paulista, which established a provision for losses of R$ 2,289, based on revenue projections, taking into consideration market growth and estimates of inflation, interest and regulatory aspects. ANEEL set a deadline of January 2009 for recovery of the RTE by CPFL Sul Paulista.

The distributors CPFL Paulista and CPFL Piratininga recorded losses of R$ 152,090 in prior years, due to the deadline for recovery of the full amount of the RTE having passed.

• Electric energy from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected payment from consumers by means of the extraordinary tariff adjustment and passed it on to the generators, in accordance with the percentage established for each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with ANEEL instructions.

The subsidiary CPFL Sul Paulista recorded a reserve of R$ 1,917 for losses on realization of Free Energy.

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the fact that the distributor assigned its quota of Itaipu to the rationing program. As of June 30, 2008, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 4,514. The subsidiary CPFL Geração also recorded a loss of R$ 5,407 in relation to funds to be passed on by distributors, in cases where the deadlines for receipt have passed.

• Parcel “A” – Refers to the variation in the non-manageable costs corresponding Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated in accordance with variation in the SELIC rate.

The subsidiaries CPFL Piratininga and CPFL Paulista started to offset Parcel “A” as from February 2007 and January 2008, respectively, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of parcel “A” will start from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel “A” was amortized in November 2007, September 2005, March 2007 and August 2005, respectively.

Amortization of Parcel “A” in the quarter for CPFL Paulista and CPFL Piratininga:

Consolidated

June 30,
2008

Energy purchased	64,326
System service charge	6,594
Fuel Consumption Account - CCC	19,325
Global Reverse Fund - RGR	(1,487)
Inspection fee	67

Total	88,825

b) Review and Adjustment Tariff

b.1) 1st Tariff review cycle (2003/2004)

a) CPFL Paulista – Depreciation Difference

In 2007, by Ratification Resolution n° 443, ANEEL amended the final result of the first periodic tariff review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the Xe component of the X Factor from 1.1352% to 1.2530%, corresponds to a financial adjustment of R$ 44,868, which was offset in the 2007 tariff adjustment.

b) CPFL Piratininga – Remuneration Base

In 2006, by Ratification Resolution n° 385, and in answer to the application filed by Bandeirante Energia S.A. (“Bandeirante”) for reconsideration of the tariff review, ANEEL amended the amounts of the remuneration base for the subsidiary CPFL Piratininga.

In accordance with this amendment, ANEEL established that the electric energy supply tariffs should be reset at 10.14% . Accordingly, in line with the new provisional percentage established by

ANEEL, the subsidiary CPFL Piratininga recorded a regulatory asset of R$ 26,970 in 2006, in the “Consumers, Concessionaires and Licensees” account, including PIS and COFINS, which was amortized by October 2007.

ANEEL Resolution n° 336, of 2001, concerning approval of the request for spin-off of Bandeirante and the partial transfer of its concession area to the subsidiary CPFL Piratininga, established that, in the first periodic tariff review, the lower of the rates used for the two concessionaires would apply. As the rate for Bandeirante was 10.14%, against 11.52% for CPFL Piratininga, the rate of 10.14% prevails.

ANEEL Order n° 3209, of October 22, 2007, ratified the result of the subsidiary CPFL Piratininga’s first tariff review, making it final.

c) CPFL Santa Cruz, CPFL Mococa and CPFL Leste Paulista – Remuneration Base

In 2005, ANEEL finally approved the results of the first periodic tariff review of February 2004 for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. The differences between the provisional and the final percentages for subsidiaries CPFL Santa Cruz, CPFL Leste Paulista and CPFL Mococa were recovered by January 2008.

b.2) 2nd tariff review cycle (2007/2008)

ANEEL provisionally readjusted the tariffs and financial components relating to the tariff review on October 23, 2007, for the subsidiary CPFL Piratininga, on February 3, 2008, for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 08, 2008, for the subsidiary CPFL Paulista and on April 19, 2008, for RGE, as shown below:

				CPFL
	CPFL Santa	CPFL	CPFL	Leste	CPFL Sul	CPFL	CPFL
	Cruz	Jaguari	Mococa	Paulista	Paulista	Piratininga	Paulista	RGE

Verified revenue	213,312	87,989	54,148	77,145	92,390	2,136,914	5,175,546	1,950,452

Parcel A - Total	124,331	68,585	30,989	42,854	58,690	1,423,875	3,314,145	1,324,735

Sector charges	21,504	12,294	4,687	8,072	10,594	257,170	540,872	191,416
Purchase of energy	85,546	46,524	21,357	26,643	37,956	954,779	2,394,482	948,665
Energy transmission	17,281	9,767	4,945	8,139	10,140	211,926	378,791	184,654
Parcel B - Total	69,506	19,386	19,019	32,786	31,802	492,479	1,180,392	533,062

Gross interest on capital	14,894	4,880	3,658	11,696	7,745	154,530	351,310	179,713
Depreciation rate	10,594	2,492	1,816	4,322	4,230	81,098	252,111	97,139
Reference company	42,555	11,794	13,419	16,581	19,602	244,232	542,368	241,662
Default	1,463	220	126	187	225	12,619	34,603	14,548

Income required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	1,916,354	4,494,537	1,857,797

(-) Other income	(1,291)	(291)	(411)	(569)	(860)	(13,152)	(27,276)	(12,170)

Net required revenue	192,546	87,680	49,597	75,071	89,632	1,903,202	4,467,261	1,845,627

Financial components	5,013	(1,079)	1,366	777	(524)	15,767	3,336	187,320

Financial repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-10.94%	-13.69%	-5.37%
Financial components (*)	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.83%	0.08%	10.15%
Total repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-10.11%	-13.61%	4.77%

Factor Xe	0.22%	2.10%	0.24%	1.07%	1.31%	0.73%	0.83%	0.66%

Consumer perception (**)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-15.29%	-17.21%	2.52%

(*) In addition to the CVA (see item “c”), the main additional financial components are overcontracting of electric energy, discounts on collection of TUSD, adjustments of connection charges, basic network and CUSD. In the case of subsidiary RGE, 56% of the financial components refer to the subsidies to cooperatives located within the concession area.

(**) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

In the tariff review process of the subsidiary CPFL Paulista, ANEEL provisionally recalculated the amount to be passed on to the tariffs relating to “Overcontracting” as of December 31, 2007. The regulatory agency included a refund of R$ 27,534 to consumers in the tariff review, while the balance at the same date was an asset of R$ 76,798.

On analyzing the process, management of the subsidiary CPFL Paulista, reviewed the procedures and applied to the CCEE for reassessment of part of the transactions involving the supply agreement of electric energy traded between the subsidiaries CPFL Paulista and CPFL Brasil.

In view of the above, pending the final result of the analysis by the regulatory agency, in March 2008 the subsidiary CPFL Paulista conservatively recorded a provision of R$ 39,853 for accounts receivable in relation to the CCEE reassessment for the period from January 2005 to February 2008, set against an increase of R$ 17,749 in CCEE revenue and a reduction of R$ 22,104 in CCEE cost. As a result of the reassessment, a provision of R$ 25,769 was recorded for the overcontracting asset and a provision of R$ 14,084 for a liability to refund to consumers in the next tariff adjustment, set against “Electric energy costs”. These records did not affect CPFL Paulista’s income.

Conservatively, and in order to fully comply with the amounts approved by the regulatory agency, provisions of R$ 51,029 and R$ 27,534, respectively, were recorded in the first quarter of 2008 by the subsidiary CPFL Paulista for realization of an asset and a provision for a liability related to overcontracting, set against the electric energy costs – overcontracting, relating to seasonal effects and losses, as defined provisionally by ANEEL. The provision on account of seasonal effects generated a CVA credit of R$ 9,487. These provisions will be maintained until ANEEL concludes its analyses and ratifies the final result of this review.

Since similar transactions were performed between the subsidiaries CPFL Piratininga and CPFL Brasil, the same provisions procedure was applied in CPFL Piratininga. A provision of R$ 14,452 was recorded related to reassessment of CCEE (increase of R$ 4,945 in CCEE income and reduction of R$ 9,507 in CCEE cost, respectively) and a further provision of R$ 45,398 in overcontracting for CCEE operations and losses.

Also in relation to the CCEE reassessment, a provision of R$ 71,879 was recorded in CPFL Brasil for accounts payable to CCEE (note 17), set against R$ 66,438 (reversal of income) of CCEE sales and R$ 5,441 in financial expenses. In the quarter, R$ 3,437 was recorded in relation to restatement of CCEE accounts payable.

In the consolidated financial statements, the effect of the provisions recorded, based on ANEEL's interpretation in relation to the process of overcontracting in the “provisional” tariff review, was R$ 189,789 (R$ 113,674 net of tax). The effect in the quarter was R$ 3,437 (R$ 1,779 net of tax).

b.3) Tariff adjustment

By establishing the Annual Tariff Adjustment Rate (“IRT”) of the subsidiary CPFL Paulista on April 3, 2007, in Ratification Resolution No. 445, and in order to review the PIS and COFINS amounts of the generators, ANEEL recalculated the electric energy cost of the first 2005 IRT initial contracts. As the cost of electric energy affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. Also, the CVA amounts approved by ANEEL in the 2007 IRT excluded the surpluses of the electric energy contracts, in accordance with item 61 of ANEEL Technical Note n° 069 of March 22, 2007. Accordingly, adjustments of R$ 98,635, recorded in “Other Accounts Payable”, and R$ 177,710, recorded in “Deferral of Tariff Costs”, were made in the first quarter of 2007 to counteract these effects, andset against “Cost of Electric Energy” (note 25).

In addition to the CVA (see item “c”), the main additional financial components of the assets and liabilities recorded are as follows:

• Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated into tariff to April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga.

The amounts approved in 2006 and 2007 were recorded in the “Prepaid Expenses” and will be amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same assets amount, posted in the account “Other Accounts Payable” (note 22), which is monetarily restated based on the variation of the IGP-M rate.

• Overcontracting

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also guaranteed that costs or income derived from overcontracting of electric energy will be passed on to the tariffs, limited to 3% of the energy load requirement. See item b.3 for further details on movement during this period.

Overcontracting is recorded and amortized as “Prepaid Expenses” (note 9) or “Other Accounts Payable (note 22) and set against a credit recorded in “Cost of Electric Energy” (note 25).

• Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets, relating to (i) the special discounts applied on the TUSD related to the supply of electricity from alternative sources, and on (ii) irrigation and aquaculture.

Discounts on and realization of TUSD and irrigation are recorded in “Consumers, Concessionaires and Licensees” and set against “Revenue from Electricity Sales” (note 24) account.

As from the 2008 Tariff Review, ANEEL established tariff advances related to the projected discounts for the following period, which has contributed towards reducing these assets.

• Discounts TUSD Generation

The subsidiary RGE recorded a TUSD Generators asset in accordance with Resolution n° 497/2007, amended by Resolution n° 547/2007, which established new tariffs for shared Use of the Distribution System for the generation plants connected to the Other Transmission Facilities – DITs. A liability of R$ 11,679 was recorded in 2007, which was passed on to the CEEE, and consequently, a balancing item was recorded as a regulatory asset in the 2008 Tariff Review.

The following table shows the changes in the items described above, relating to Tariff Review and Adjustments, occurred during the quarter ended June 30, 2008:

Consolidated

Description	Tariff review -Depreciation (b.1)	Tariff adjustment -Other asset and liability (1)	Assets - PIS and COFINS - Generators pass-through (2)	Tariff review - Refund to consumer - IRT recalculated (b.2)	Increase in PIS and COFINS (b.3)		Overcontracting (b.3)		Discounts on the TUSD and irrigation (b.3)	Refund to consumer - Irrigation (b.3)	Discounts on the TUSD Generation	Total

					Asset	Liability	Asset	Liability

Balance as of March 31, 2008	948	10,525	515	(1,892)	2,396	(116,612)	1,054	(62,491)	83,822	(2,070)	-	(83,805)
Constitution	-	(12,534)	30	-	-	-	1,884	-	6,308	(969)	11,679	6,398
Restatement	-	-	-	-	5	(4,947)	-	-	762	-	-	(4,180)
Amortization	(948)	(2,196)	(171)	1,892	(2,143)	-	(81)	7,338	(17,164)	362	(2,336)	(15,447)

Balance as of June 30, 2008	-	(4,205)	374	-	258	(121,559)	2,857	(55,153)	73,728	(2,677)	9,343	(97,034)

(1) The effects of the provision were recorded in Supply Income (R$ 15,019), Energy Cost R$ 3,790, Operating Expense R$ 917 and Accounts Receivable (R$ 2,222).

The effects of amortization were recorded in Operating Income R$ 392, Energy Cost (R$ 483), System Use Charge (R$ 972), Operating Expense (R$ 1,127), and Financial Income (Expense R$ 6).

(2) The effects of the provision were recorded in Operating Expense R$ 30.

The effects of amortization were recorded in Operating Income R$ 14 and Accounts Receivable R$ (185).

c) Deferred Tariff Costs and Gains Variations (“CVA”)

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments.

The amounts of CVA are monetarily restated based on the SELIC rate.

	Consolidated

		Changes

	Balance as				Balance as
	of March 31,				of June 30,
	2008	Deferral	Amortization	Restatement	2008

ASSET
Energy purchased	339,730	26,882	(56,352)	7,989	318,249
System service charge	13,391	82,129	(303)	287	95,504
Fuel consumption account – CCC	5,874	214	(1,829)	100	4,359
Energy development account -
CDE	12,744	829	(4,519)	188	9,242

Total	371,739	110,054	(63,003)	8,564	427,354

LIABILITY
Energy purchased	(258,446)	(52,047)	48,307	(5,338)	(267,524)
System service charge	(34,487)	(3,253)	6,283	418	(31,039)
Fuel consumption account – CCC	(37,156)	(10,448)	25,204	(791)	(23,191)

Total	(330,089)	(65,748)	79,794	(5,711)	(321,754)

d) Low Income Consumers’ Subsidy

Law n° 10.438, of April 26, 2002 and Decree n° 4.336 of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with an average monthly consumption in the last 12 months of less than 80kWh, and consumer units with an average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to low income consumers are to be offset as from the 2008 Tariff Review, it was decided that this would be partially through tariffs in the ambit of the concessionaire itself (in accordance with DNAEE Administrative Ruling) and the remainder (in accordance with Law n° 10.438) through receipt of Energy development account - CDE funds. In respect of offsetting through tariffs, ANEEL also granted tariff advances so as to avoid compromising the Concessionaire's cash flow. The difference between the amount taken into account in the tariff review and the amount actually realized is calculated monthly to be taken into account in the next tariff adjustment.

The changes in balances in the quarter as of June 30, 2008, are as follows:

	Consolidated

	Asset	Liability

Balances as of March 31, 2008	39,489	(9,208)
Revenue loss (gain)	21,704	(1,631)
Amortization of tariff adjustment	(1,307)	479
Receivables approved by ANEEL	(7,174)	-

Balances as of June 30, 2008	52,712	(10,360)

(4) CASH AND BANKS

	Parent Company		Consolidated

	June 30,	March	June 30,	March
	2008	31,2008	2008	31,2008

Bank deposits	324	623	93,145	189,293
Short-term financial investments	7,302	4,267	776,466	957,955

Total	7,626	4,890	869,611	1,147,248

The short-term financial investments refer to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of June 30, 2008 and March 31, 2008, as follows:

	Consolidated

	Balances Coming due	Past due		Total

		Up to 90	More than	June 30,	March 31,
		days	90 days	2008	2008

Current
Consumer Classes
Residential	231,370	158,819	28,590	418,779	441,319
Industrial	180,980	63,119	33,902	278,001	283,187
Commercial	88,391	42,755	27,231	158,377	181,194
Rural	22,447	5,644	1,768	29,859	33,358
Public administration	25,934	5,806	2,404	34,144	36,306
Public lighting	49,872	3,374	37,581	90,827	93,217
Public service	22,418	10,420	4,930	37,768	37,535

Billed	621,412	289,937	136,406	1,047,755	1,106,116
Unbilled	376,215	-	-	376,215	436,246
Financing of consumers' debts	20,761	2,859	9,732	33,352	35,804
Regulatory asset (note 3)	74,910	-	-	74,910	87,535
CCEE transactions (a)	72,479	-	-	72,479	77,970
Concessionaires and licensees (b)	86,704	-	4	86,708	90,960
Other	42,861	-	-	42,861	45,422

Total	1,295,342	292,796	146,142	1,734,280	1,880,053

Noncurrent
Financing of consumers' debts	138,963	-	-	138,963	143,819
CCEE transactions (a)	41,800	-	-	41,800	41,798
Regulatory asset (note 3)	5,427	-	-	5,427	6,358

Total	186,190	-	-	186,190	191,975

a) Electric Energy Trading Chamber (“CCEE”) transactions

The amounts refer to the accounting records of the Electric Energy Trading Chamber – CCEE for the period September 2000 to June 2008. The non-current amount receivable for energy sales mainly comprises: (i) legal adjustments, made as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period September 2000 to December 2002; (iii) provisional accounting entries made by the CCEE; (iv) amounts negotiated bilaterally pending settlement. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision were posted in the accounts.

b) Concessionaires and Licensees

Refers basically to accounts receivable in respect of the supply of electricity to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to certain transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

(6) FINANCIAL INVESTMENTS

In April 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of June 30, 2008 the parent company’s short-term balance is R$ 36,316 (R$ 37,243 as of March 31, 2008), and the long-term balance is R$ 94,796 (R$ 93,659 as of March 31, 2008). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008

Current
Social contribution prepayments - CSLL	-	-	6,623	7,273
Income tax prepayments - IRPJ	-	-	7,086	6,186
Social contribution and income tax	33,184	32,235	52,135	46,701
Withholding income tax - IRRF	16,542	1,160	36,623	26,038
ICMS (State VAT)	-	-	58,699	65,753
PIS (Tax on revenue)	-	-	3,726	2,619
COFINS (Tax on revenue)	-	-	14,620	9,529
INSS (Social security)	-	-	2,755	2,257
Other	73	73	4,429	4,369

Total	49,799	33,468	186,696	170,725

Noncurrent
Social contribution tax - CSLL	-	-	25,664	25,314
Income tax - IRPJ	-	-	872	857
PIS (Tax on Revenue)	2,787	2,787	2,855	3,043
COFINS (Tax on Revenue)	-	-	-	859
ICMS (State VAT)	-	-	66,858	68,533
INSS (Social security)			97	97
Other	-	-	557	578

Total	2,787	2,787	96,903	99,281

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of March 31, 2008	(90,996)
Additional allowance recorded	(22,591)
Recovery of revenue	7,498
Write-off of accounts receivable	16,784

Balance as of June 30, 2008	(89,305)

(9) PREPAID EXPENSES

	Consolidated

	Current		Noncurrent

	June 30,	March	June 30,	March
	2008	31,2008	2008	31,2008

Regulatory asset (note 3)	73,221	49,488	2,115	1,015
Other	23,420	19,895	12,500	12,954

Total	96,641	69,383	14,615	13,969

(10) DEFERRED TAXES

10.1 Composition of the tax credits:

	Parent Company		Consolidated

	June	March	June	March
	30,2008	31,2008	30,2008	31,2008

Social Contribution Credit on:
Tax loss carryforwards	13,918	15,123	31,575	34,189
Tax benefit on merged goodwill	-	-	224,366	230,406
Temporarily nondeductible differences	345	373	86,196	86,880

Subtotal	14,263	15,496	342,137	351,475
Income Tax Credit on:
Tax loss carryforwards	54,849	60,051	72,287	81,258
Tax benefit on merged goodwill	-	-	680,225	698,029
Temporarily nondeductible differences	14,670	12,216	252,192	251,775

Subtotal	69,519	72,267	1,004,704	1,031,062

PIS and COFINS Credit on:
Temporarily nondeductible differences	-	-	19,776	19,774

Subtotal	-	-	19,776	19,774

Total	83,782	87,763	1,366,617	1,402,311

Current	9,645	9,673	226,485	254,059
Non current	74,137	78,090	1,140,132	1,148,252

	83,782	87,763	1,366,617	1,402,311

The projections of future results that guided and support the recording of deferred tax credits of the Company and its subsidiaries were approved by the Board of Directors and examined by the Audit Committee, and are reviewed annually. For the quarter ended June 30, 2008, management does not expect relevant changes in the projections disclosed in the financial statements as of December 31, 2007.

10.2 – Tax Credit on Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on purchase and is recorded in accordance with CVM Instructions n° 319/1999 and n° 349/2001. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession, as shown in note 13.2.

	Consolidated

	June 30,2008		March 31,2008

	Social		Social	Income Tax
	Contribution	Income Tax	Contribution

CPFL Paulista	118,379	328,831	120,783	335,508
CPFL Piratininga	26,331	90,311	26,855	92,087
RGE	65,773	182,701	68,344	189,848
CPFL Santa Cruz	7,795	24,511	8,130	25,563
CPFL Leste Paulista	1,839	5,109	1,901	5,282
CPFL Sul Paulista	1,801	5,003	1,862	5,174
CPFL Jaguari	1,720	4,776	1,778	4,939
CPFL Mococa	728	2,022	753	2,089
CPFL Geração	-	36,961	-	37,539

Total	224,366	680,225	230,406	698,029

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated

	June 30, 2008			March 31, 2008

	Social	Income		Social	Income
	Contribution	Tax	PIS and	Contribution	Tax	PIS and
	Tax (CSLL)	(IRPJ)	COFINS	Tax (CSLL)	(IRPJ)	COFINS

Reserve for contingencies	11,734	46,197	-	12,266	45,017	-
Pension plan expenses	5,389	15,965	-	5,676	16,763	-
Allowance for doubtful accounts	8,252	22,919	-	8,367	23,238	-
Provision for losses on the						-
realization of RTE	206	572	-	192	534
Research and Development and						-
Energy Efficiency Programs	14,271	39,640	-	13,695	38,039
Profit sharing	1,193	3,862	-	2,224	6,724	-
Differences in revaluation rates	10,610	29,473	-	10,414	29,135	-
Regulatory liability - Increase in PIS
and COFINS	10,149	28,191	-	9,882	27,449	-
Provision for CCEE reassessment
and overcontracting (note 3.b.2)	18,233	50,645	19,776	17,952	49,866	19,774
Other	6,159	14,728	-	6,212	15,010	-

Total	86,196	252,192	19,776	86,880	251,775	19,774

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and six months ended June 30, 2008 and 2007:

	Parent Company

	IRPJ

	2008		2007

	2nd Quarter	1st Half	2nd Quarter	1st Half

Income before IRPJ	445,649	720,098	451,516	925,198
Adjustments to reflect effective rate:
- Equity in subsidiaries	(400,075)	(722,347)	(439,899)	(935,843)
- Goodwill amortization	32,303	64,604	25,195	50,388
- Other additions, net	362	978	104	84

Calculation base	78,239	63,333	36,916	39,827
Statutory tax rate	25%	25%	25%	25%

Tax (credit) debit result	(19,560)	(15,833)	(9,229)	(9,957)
- Tax credit allocated	4,807	132	-	-

Total	(14,753)	(15,701)	(9,229)	(9,957)

	Parent Company

	CSLL

	2008		2007

	2nd Quarter	1st Half	2nd Quarter	1st Half

Income before CSLL	445,649	720,098	451,516	925,198
Adjustments to reflect effective rate:
- Equity in subsidiaries	(400,075)	(722,347)	(439,899)	(935,843)
- Goodwill amortization	25,534	51,100	18,657	37,314
- Other additions (deductions), net	328	941	(3,874)	20

Calculation base	71,436	49,792	26,400	26,689
Statutory tax rate	9%	9%	9%	9%

Tax (credit) debit result	(6,429)	(4,481)	(2,376)	(2,402)

- Tax credit allocated	2,382	-	-	-

Total	(4,047)	(4,481)	(2,376)	(2,402)

	Consolidated

	IRPJ

	2008		2007

	2nd Quarter	1st Half	2nd Quarter	1st Half

Income before IRPJ	499,298	943,699	567,534	1,244,611
Adjustments to reflect effective rate:
- Goodwill amortization	38,476	76,955	34,517	68,947
- Effect of presumed profit system	(12,630)	(26,143)	(17,752)	(28,660)
- Other additions (deductions), net	(13,657)	4,331	(399)	16,287
Calculation base	511,487	998,842	583,900	1,301,185
Statutory tax rate	25%	25%	25%	25%

Tax (credit) debit result	(127,872)	(249,711)	(145,975)	(325,296)
- Tax credit allocated	4,777	99	-	40,234

Total	(123,095)	(249,612)	(145,975)	(285,062)

	Consolidated

	CSLL

	2008		2007

	2nd Quarter	1st Half	2nd Quarter	1st Half

Income before CSLL	499,298	943,699	567,534	1,244,611
Adjustments to reflect effective rate:
- Goodwill amortization	27,049	54,128	17,802	35,604
- CMC realization	4,613	8,462	4,576	9,042
- Effect of presumed profit system	(5,134)	(11,721)	(12,014)	(20,605)
- Other additions (deductions), net	(9,817)	(29,389)	(171)	30,941

Calculation base	516,009	965,179	577,727	1,299,593

Statutory tax rate	9%	9%	9%	9%

Tax (credit) debit result	(46,441)	(86,866)	(51,995)	(116,963)

- Tax credit allocated (not allocated)	1,992	(772)	-	-

Total	(44,449)	(87,638)	(51,995)	(116,963)

(11) OTHER CREDITS

	Consolidated

	Current		Noncurrent

	June 30,	March	June 30,	March
	2008	31,2008	2008	31,2008

Receivable from CESP	16,365	18,005	16,299	17,909
Receivable from BAESA shareholders	-	-	39,805	31,794
Advances - Fundação CESP	5,320	7,021	-	-
Pledges, funds and tied deposits	1,422	4,722	110,356	162,270
Orders in progress	9,525	12,026	-	-
Services rendered to third parties	24,729	20,158	-	-
Reimbursement RGR	4,325	4,285	707	707
Advance energy purchase agreements	1,430	9,557	28,624	29,074
Other	31,023	30,325	9,210	3,083

Total	94,139	106,099	205,001	244,837

Credits receivable – Shareholder BAESA

In the period November 1, 2005 to April 30, 2008, differences in the prices used in billing energy sold to the shareholders, different payment terms and other factors resulted in variations in contributions from the shareholders towards the subsidiary's results.

To settle this question, the shareholding companies agreed that the contributions made by the subsidiary CPFL Geração should be restated in accordance with the variation in the CDI rate, amortized over 36 months as from January, 2009, and offseted by an increase in the price of energy billed to the shareholders Alcoa Alumínio, Companhia Brasileira de Alumínio, Camargo Corrêa Cimentos and DME Energética, and a reduction in the price to the subsidiary CPFL Geração. As a result of the final agreement, the accounts receivable were increased by R$ 8,011, set against “Other Operating Income”. From May 1, 2008, the question of the differences in contribution towards BAESA's income was solved through approval by ANEEL of restructuring of the energy sales contracts, whereby BAESA sells the energy quota corresponding to its participation to the subsidiary CPFL Geração under the same conditions and prices as the other shareholders, and the subsidiary CPFL Geração trades this energy with CPFL Paulista and CPFL Piratininga.

(12) ADVANCE FOR FUTURE CAPITAL INCREASE

The advance refers to cash transferred to the subsidiary Perácio for acquisition of the indirect subsidiary CPFL Jaguariúna.

(13) INVESTMENTS

	Parent Company		Consolidated

	June 30,	March	June 30,	March
	2008	31,2008	2008	31,2008

Permanent equity interests	3,080,625	3,399,786	-	-
Goodwill / Negative goodwill	1,590,115	1,622,417	1,791,166	1,829,641
Leased assets	-	-	710,665	716,380
Other	-	-	115,705	115,476

Total	4,670,740	5,022,203	2,617,536	2,661,497

13.1 - Permanent Equity Interests:

The principal information on the investments in direct permanent equity Interests is as follows:

			June 30, 2008					2nd Quarter 2008	2nd Quarter 2007
						June 30, 2008	March 31, 2008

Investment	Number of	Share of Capital - %	Capital	ShareholdersEquity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries
	Shares held
	(thousand)

CPFL Paulista	1,000	100.00%	36,324	497,388	127,909	497,388	669,450	127,909	193,431
CPFL Piratininga	53,031,259	100.00%	54,832	230,538	61,201	230,538	263,320	61,201	75,475
CPFL Serra	-	100.00%	-	-	-	-	-	-	43,583
RGE	807,168	100.00%	830,924	1,100,386	62,525	1,100,386	1,137,275	62,525	-
Nova 4	-	100.00%	-	-	-	-	-	-	4,253
CPFL Santa Cruz	371,772	99.99%	78,167	120,134	12,219	120,125	124,534	12,218	-
CPFL Geração	205,487,716	100.00%	1,039,618	1,128,591	75,157	1,128,591	1,168,927	75,157	69,868
CPFL Brasil	2,999	100.00%	2,999	3,597	47,881	3,597	28,703	47,881	54,255
CPFL Cone Sul	373	100.00%	-	-	-	-	-	-	582
Perácio	-	100.00%	-	-	13,184	-	7,577	13,184	(1,548)

Total						3,080,625	3,399,786	400,075	439,899

The changes in the balance of equity interests are as follows:

	CPFL Paulista	CPFL Piratininga		CPFL Santa Cruz	CPFL Geração
			RGE			CPFL Brasil	Perácio	Total

Permanent equity interests - As of March 31, 2008	669,450	263,320	1,137,275	124,534	1,168,927	28,703	7,577	3,399,786
Equity in subsidiaries	127,909	61,201	62,525	12,218	75,157	47,881	13,184	400,075
Interim dividend	(284,431)	(86,783)	(62,614)	(13,088)	(80,233)	(72,987)	(20,761)	(620,897)
Interim interest on shareholders’ equity	(15,540)	(7,200)	(36,800)	(3,539)	(35,260)	-	-	(98,339)

Permanent equity interests - As of June 30, 2008	497,388	230,538	1,100,386	120,125	1,128,591	3,597	-	3,080,625

Completion of the CASTRO ALVES Hydropower Plant Project

As of June 6, 2008 ocurred the operational start-up of the last generator set of the Castro Alves Hydro-Power Plant, in the CERAN complex, thus completing the total installed power of 130 MW. ANEEL has already approved contracts for the purchase and sale of the portion of the plant's energy corresponding to the subsidiary CPFL Geração, signed with the distributors CPFL Paulista and CPFL Piratininga and the commercialization CPFL Brasil.

13.2 – Goodwill and negative goodwill:

	Consolidated

	June 30, 2008			March 31,	Amortization Rate 2008
				2008

	Historical	Accumulated	Net Value	Net Value
	Cost	Amortization

Goodwill on acquisition

Parent company
CPFL Paulista	292,033	(49,122)	242,911	248,119	6.23%
CPFL Piratininga	39,065	(6,138)	32,927	33,581	6.70%
CPFL Geração	54,555	(9,720)	44,835	45,677	6.21%
RGE	3,150	(96)	3,054	3,102	6.07%
Other	27	(2)	25	26

	388,830	(65,078)	323,752	330,505

Subsidiaries
CPFL Jaguariúna	142,793	(13,547)	129,246	133,461	11.81%
ENERCAN	10,233	(667)	9,566	9,690	4.83%
Barra Grande	3,081	(546)	2,535	2,586	6.65%
Foz do Chapecó	7,319	-	7,319	7,319	0.00%
Other	17,519	(9,779)	7,740	8,008	4.99% to 11.65%

	180,945	(24,539)	156,406	161,064

Subtotal	569,775	(89,617)	480,158	491,569

Goodwill reassessment

Parent company
CPFL Paulista	1,074,026	(249,863)	824,163	840,899	6.23%
CPFL Piratininga	115,762	(18,190)	97,572	99,510	6.70%
RGE	310,127	(19,805)	290,322	294,865	5.88%
CPFL Santa Cruz	61,685	(7,379)	54,306	56,638	15.12%

	1,561,600	(295,237)	1,266,363	1,291,912

Subsidiaries
CPFL Leste Paulista	21,131	(7,645)	13,486	13,944	8.67%
CPFL Sul Paulista	20,941	(7,733)	13,208	13,657	8.59%
CPFL Jaguari	20,026	(7,415)	12,611	13,040	8.56%
CPFL Mococa	8,444	(3,104)	5,340	5,519	8.49%

	70,542	(25,897)	44,645	46,160

Subtotal	1,632,142	(321,134)	1,311,008	1,338,072

Total Parent company	1,950,430	(360,315)	1,590,115	1,622,417

Total Consolidated	2,201,917	(410,751)	1,791,166	1,829,641

The goodwill arising from the acquisitions of the equity interests is amortized in proportion to the net income curves projected for the remaining term of the concession contract. The rates are subject to periodical review.

Goodwill on Purchase:

Parent Company: Refers mainly to acquisition of all the shares held by minority shareholders (share merger) of CPFL Geração’s in June 2005, CPFL Paulista and CPFL Piratininga in November 2005, and RGE in December 2007.

Goodwill reassessment

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of the parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries apply the concepts of CVM Instructions n° 319/1999 and n° 349/2001 in relation to this goodwill. Accordingly, a reserve was recorded, set against the subsidiaries’ equity reserve, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and goodwill was recorded in the parent company in order to restore it. The goodwill is amortized by the Company in proportion to the projected net income curves for the remaining term of the subsidiaries’ concession.

13.3 - Leased Assets

In the consolidated financial statements, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary CPFL Geração, leased to the FURNAS for a 30-year period ending in 2028. These assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS. The average depreciation rate is 2.4% p.a.

13.4 – Other

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.’s 5.84% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,412 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) who assign the right to 10% of net income before profit sharing, these effects, totaling R$ 74,799 (R$ 73,471 as of March 31, 2008), were registered in the consolidated financial statements in the Non-Controlling Shareholders Interest liabilities.

13.5 – Interest on Shareholders’ Equity and Dividend:

	Consolidated

	Dividend		Interest on net equity		Total

	June	March 31,	June	March 31,	June	March 31,
Subsidiaries	30,2008	2008	30,2008	2008	30,2008	2008

CPFL Paulista	284,431	405,108	13,208	13,447	297,639	418,555
CPFL Piratininga	86,783	151,397	6,120	6,124	92,903	157,521
RGE	62,614	44,322	31,280	49,350	93,894	93,672
CPFL Santa Cruz	13,088	32,541	3,008	4,670	16,096	37,211
CPFL Geração	118,232	72,623	29,971	29,605	148,203	102,228
CPFL Brasil	72,987	108,678	-	-	72,987	108,678
Perácio	20,761	17,498	-	-	20,761	17,498

Total	658,896	832,167	83,587	103,196	742,483	935,363

In the quarter, R$ 897,363 was paid in relation to the 2007 results and R$ 719,236 was declared (R$ 704,483 net of withholding tax - IRRF) in relation to the interim results for 2008.

(14) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	June 30, 2008			March 31, 2008

	Historical	Accumulated
In Service	Cost	Depreciation	Net Value	Net Value

- Distribution	7,764,609	(3,960,414)	3,804,195	3,770,251
- Generation	1,801,895	(175,323)	1,626,572	1,616,115
- Commercialization	206,968	(82,544)	124,424	128,424
- Administration	244,063	(160,658)	83,405	82,627

	10,017,535	(4,378,939)	5,638,596	5,597,417

In Progress
- Distribution	307,561	-	307,561	297,442
- Generation	701,885	-	701,885	612,822
- Commercialization	12,494	-	12,494	10,897
- Administration	31,494	-	31,494	29,158

	1,053,434	-	1,053,434	950,319

Subtotal	11,070,969	(4,378,939)	6,692,030	6,547,736
Other assets not linked to the concession	1,554,024	(871,110)	682,914	692,391

Total of Property, Plant and Equipment	12,624,993	(5,250,049)	7,374,944	7,240,127

Special obligations linked to the concession			(962,354)	(943,140)

Net Property, Plant and Equipment			6,412,590	6,296,987

The average depreciation rate of the assets is 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

(15) INTEREST, LOANS AND FINANCING

	Consolidated

	June 30, 2008				March 31, 2008

	Interest Current and Non current	Principal		Total	Interest Current and Non current	Principal		Total

		Current	Non current			Current	Non current

LOCAL CURRENCY
BNDES - Power increases	131	9,949	25,797	35,877	135	8,704	28,302	37,141
BNDES - Investment	16,222	231,145	1,721,565	1,968,932	11,113	233,343	1,595,294	1,839,750
BNDES - Regulatory asset	6	1,330	-	1,336	268	58,360	-	58,628
BNDES - Purchase of assets	16	48	822	886	16	-	869	885
Furnas Centrais Elétricas S.A.	-	91,119	83,526	174,645	-	69,499	100,221	169,720
Financial institutions	5,800	108,472	175,149	289,421	1,343	82,615	142,356	226,314
Other	495	30,127	41,201	71,823	487	30,080	36,495	67,062

Subtotal	22,670	472,190	2,048,060	2,542,920	13,362	482,601	1,903,537	2,399,500

FOREIGN CURRENCY
IDB	432	2,882	51,934	55,248	452	3,138	57,349	60,939
Financial institutions	16,770	44,387	898,040	959,197	11,173	153,262	1,049,807	1,214,242

Subtotal	17,202	47,269	949,974	1,014,445	11,625	156,400	1,107,156	1,275,181

Total	39,872	519,459	2,998,034	3,557,365	24,987	639,001	3,010,693	3,674,681

	Consolidated

Local currency	June 30, 2008	March 31, 2008	Remuneration	Amortization	Collateral

BNDES - Power Increases
CPFL Geração	3,821	4,422	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista

CPFL Geração	31,624	32,185	TJLP + 3.1% to 4.3% p.a.	Monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Geração	172	217	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista

CPFL Geração	260	317	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia

BNDES - Investment
CPFL Paulista - FINEM II	158,657	174,419	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables

CPFL Paulista - FINEM III	115,247	120,413	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables

CPFL Paulista - FINEM IV	70,089	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables

RGE - FINEM I e II	112,034	124,394	TJLP +4.5% to 5.0% p.a.	monthly installments from October 2000 to December 2012	Revenue collection/Promissory Notes/Reserve Account

RGE - FINEM I	1,992	3,104	UMBNDES + 4.5% p.a. (1)	36 monthly installments from February 2006	Revenue collection/Promissory Notes/Reserve Account

RGE - FINEM III	76,097	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Revenue collection/credit of CPFL Energia

CPFL Piratininga - FINEM I	59,078	64,946	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables

CPFL Piratininga - FINEM II	80,705	84,323	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables

CPFL Piratininga - FINEM III	32,041	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables

CPFL Santa Cruz	1,502	-	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia

BAESA	159,125	162,939	TJLP + 3.125%p.a.	144 monthly installments from September 2006	Letters of Credit

BAESA	29,795	33,305	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Letters of Credit

ENERCAN	355,971	364,030	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit

ENERCAN	19,749	21,881	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit

CERAN	284,996	281,380	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia

CERAN	38,038	40,957	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia

CERAN	115,523	113,287	TJLP + 3.69% p.a.	168 monthly installments from November 2008	Guarantee of CPFL Energia

Foz do Chapecó	255,827	250,372	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights and revenue

CPFL Jaguari	2,466	-	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia

BNDES - Regulatory asset
CPFL Paulista - Parcel "A"	-	56,819	Selic + 1.0 % p.a.	13 monthly installments from May 2007	Receivables
CPFL Sul Paulista - RTE	1,336	1,809	Selic + 1.0 % p.a.	79 monthly installments from March 2002	Receivables
BNDES - Purchase of assets
CPFL Brasil	886	885	TJLP + 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
Furnas Centrais Elétricas S.A.
CPFL Geração	174,645	169,720	IGP-M + 10% p.a.	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
Parent company
Banco Unibanco	-	76,425	Pre fixed rate 12.55% p.a. (3)	1 installment in June 2008	No guarantee
CPFL Paulista
Banco do Brasil - Law 8727	49,728	49,268	IGPM variation + 7.42% p.a.	240 monthly installments from May 1994	Receivables
CPFL Piratininga
Banco do Brasil	101,945	-	106.45% of CDI	1 installment in October 2008	No guarantee
RGE
Banco Itaú BBA	103,545	100,621	106% of CDI	1 installment in March 2011	No guarantee
CPFL Santa Cruz
Banco HSBC	34,203	-	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
Other
Eletrobrás
CPFL Paulista	9,962	10,542	RGR + rate variable of 6% to 9% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	2,146	2,270	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	11,548	5,084	RGR + 6% p.a.	120 monthly installments from August 2006	Receivables/Promissory notes
CPFL Santa Cruz	6,134	6,501	RGR + 6% p.a.	100 to 120 monthly installments from December 2002	Receivables/Promissory notes

CPFL Leste Paulista	1,198	1,229	RGR + 6% p.a.	120 monthly installments from February 2008	Receivables/Promissory notes
CPFL Sul Paulista	1,795	1,842	RGR + 6% p.a.	120 monthly installments from August 2007	Receivables/Promissory notes
CPFL Jaguari	37	38	RGR + 6% p.a.	120 monthly installments from June 2007	Receivables/Promissory notes
CPFL Mococa	338	347	RGR + 6% p.a.	120 monthly installments from January 2008	Receivables/Promissory notes
Outros	38,665	39,207

Total Local Currency - Parent Company	-	76,425

Total Local Currency - Consolidated	2,542,920	2,399,498

Foreign currency

IDB - Enercan	55,248	60,939	US$ + Libor + 3.5% p.a.	49 quarterly installments from May 2007	Guarantee of CPFL Energia
Financial Institutions
Parent Company
Banco Safra	-	104,565	Yen + 1.5% p.a. (4)	1 installment in April 2008	No guarantee
CPFL Paulista
Debt Conversion Bond	7,674	9,642	US$ + 6-month Libor + 0.875% p.a. (8)	17 semiannual installments from April 2004	Revenue/Government SP guaranteed

New Money Bond	506	848	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed

FLIRB	514	860	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed

C-Bond	10,314	12,525	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed

Discount Bond	14,058	15,700	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

PAR-Bond	20,142	22,470	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

Banco do Brasil	74,618	86,087	Yen + 5.7778% p.a. (2)	1 installment in January 2011	No guarantee
ABN AMRO	311,801	363,614	Yen + 1.4824% p.a. (5)	1 installment in August 2009	No guarantee
CPFL Piratininga
Banco BNP Paribás	40,288	43,813	US$ + 4.10% p.a. (6)	1 installment in February 2009	Promissory notes
RGE
Banco do Brasil	26,427	30,499	Yen + 5.7778%p.a. (9)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	452,855	523,619	Yen + 2.5% up to 5.8% p.a. (7)	1 installment between April 2010 and january 2011	Guarantee of CPFL Energia

Total Foreign Currency - Parent company	-	104,565

Total Foreign Currency - Consolidated	1,014,445	1,275,181

Total - Parenty Company	-	180,990

Total - Consolidated	3,557,365	3,674,679

The Company and its subsidiaries hold swap converting the local cost of currency variation to interest in reais, corresponding to:
(1) 148.93% to 159.00% of CDI	(4) 112.0% of CDI	(8) 96.5% to 99.4% of CDI
(2) 104.5% of CDI	(5) 102.9% of CDI	(9) 103.5% of CDI
(3) 115.5% of CDI	(6) 106.0% of CDI
(7) 104.2% to 104.5% of CDI

Main funding in the period:

Local Currency

BNDES – FINEM IV Investment– (CPFL Paulista) – The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in the quarter, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 70,000 and the remaining balance of R$ 275,990 is scheduled for release by the end of 2009. The interest will be paid quarterly and the amortization will be on a monthly basis as from January 15, 2010.

BNDES – FINEM III Investment – (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in the quarter, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 32,000 and the remaining balance of R$ 123,178 is scheduled for release by the end of 2009. The interest will be paid quarterly and the amortization will be on a monthly basis as from January 15, 2010.

BNDES – FINEM IV Investment – (RGE) – In the quarter, the subsidiary obtained approval for financing of R$ 258,418 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 76,000 and the remaining balance of R$ 182,418 is scheduled for release by the end of 2009. The interest will be paid quarterly and the amortization will be on a monthly basis as from January 15, 2010.

Financial Institutions – (CPFL Santa Cruz) –The subsidiary contracted a loan of R$ 34,000 from the HSBC Bank in the quarter, to reinforce working capital.

Financial Institutions - (CPFL Piratininga) –The subsidiary contracted a loan of R$ 100,000 from Banco do Brasil in the quarter, maturing on October 27, 2008, to reinforce working capital.

RESTRICTIVE COVENANTS

The financing by the BNDES approved in the quarter restricts the subsidiaries to paying dividends and interest on equity in an amount in excess of the minimum mandatory dividend laid down by law, only after proof is provided to the BNDES and the AGENTS in the operation of full compliance with the restrictive covenants established in the contract; and to maintaining certain financial ratios within predefined parameters, as follows:

CPFL Paulista

  Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 to 2014;

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 2008 and maximum of 0.75 from 2009 to 2014.

CPFL Piratininga

  Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 from 2009 to 2014;

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 from 2007 to 2014.

RGE

  Net indebtedness divided by EBITDA – maximum of 2.5 from 2007 to 2014;

  Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.50 from 2007 to 2014.

The indirect subsidiary ENERCAN's loans from the BNDES and IDB contain clauses that require the subsidiary to maintain certain financial ratios within preestablished parameters. As a result of the damage that occurred in the bypass tunnels of the Campos Novos hydropower plant, the start of commercial operations was postponed, compromising generation of the cash required to meet certain contractual obligations by the deadline originally foreseen. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained confirmation that this review will not involve declaration of early maturity of the loan contract.

The loan and financing agreements are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2007.

Company management monitors these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being complied with, except in relation to ENERCAN, as mentioned above.

SWAP OPERATIONS

The net gains and losses on the swap operations made by the Company and its subsidiaries, including contracting on short-term operations, are recorded, net, under Derivatives, and corresponding amounts are recognized under financial income or expense. These operations resulted, in June 30, 2008, in a liability of R$ 156,433 (asset of R$ 67,392 and a liability of R$ 45,151 as of March 31, 2008).

(16) DEBENTURES

				Consolidated

				Balances as of

				June 30, 2008				March 31, 2008

	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Non current	Total	Interest	Current	Non curre	Total

Parent Company
3rd issue
Unique series	45,000	CDI + 0.45% p.a. (1)	3 annual installments from September 2012	Unsecured	16,678	-	450,000	466,678	3,737	-	450,000	453,737
CPFL Paulista
2nd issue
1st serie	11,968	109% of the CDI	July 1, 2009.	Unsecured	6,985	-	119,680	126,665	3,310	-	119,680	122,990
2nd serie	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	15,978	-	165,795	181,773	11,358	-	158,990	170,348
3rd issue
1st serie	64,000	104.4% of CDI	3 annual installments from December 2011	Credit of CPFL Energia	6,032	-	640,000	646,032	22,701	-	640,000	662,701

					28,995	-	925,475	954,470	37,369	-	918,670	956,039
CPFL Piratininga
1st issue
Unique serie	40,000	104% of the CDI	2 annual installments from January 2010	Guarantee of CPFL
				Energia	22,247	-	400,000	422,247	10,548	-	400,000	410,548
RGE
2nd issue

1st serie	2,620	IGP-M + 9.6% p.a.	1 installment in April 1, 2011	Unsecured	613	1,112	26,200	27,925	5,072	-	26,200	31,272
2nd serie	20,380	106.0% of CDI	1 installment in April 1, 2009	Unsecured	5,828	203,800	-	209,628	11,309	-	203,800	215,109
3rd issue

1st serie	1	CDI + 0.60% p.a. (2)	3 annual installments from December 2011	Credit of CPFL Energia	950	-	100,000	100,950	3,637	-	100,000	103,637

2nd serie	1	CDI + 0.60% p.a. (3)	3 annual installments from December 2013	Credit of CPFL Energia	7,972	-	140,000	147,972	3,816	-	140,000	143,816

3rd serie	1	CDI + 0.60% p.a. (4)	3 annual installments from December 2013	Credit of CPFL Energia	1,851	-	40,000	41,851	676	-	40,000	40,676

4rd serie	1	CDI + 0.60% p.a. (5)	3 annual installments from December 2013	Credit of CPFL Energia	1,422	-	50,000	51,422	-	-	-	-

5rd serie	1	CDI + 0.60% p.a. (5)	3 annual installments from December 2013	Credit of CPFL Energia	1,422	-	50,000	51,422	-	-	-	-

					20,058	204,912	406,200	631,170	24,510	-	510,000	534,510

CPFL Geração
				Guarantee of CPFL
				Energia, Receivables
2nd Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with settlement in June 2009	and CPFL Geração	1,175	157,946	-	159,121	7,404	150,505	80,806	238,715
				common nominal
				shares

Baesa
1st serie	9,000	100% of the CDI+ 0.3% p.a.	Quarterly with settlement in August 2016.	Letters of Credit	490	3,164	22,941	26,595	1,506	3,164	23,732	28,402

2nd serie	9,000	100% of the CDI+ 0.4% p.a.	Annually with settlement in August 2016.	Letters of Credit	1,347	-	9,331	10,678	-	-	9,331	9,331

					1,837	3,164	32,272	37,273	1,506	3,164	33,063	37,733

					90,990	366,022	2,213,947	2,670,959	85,074	153,669	2,392,539	2,631,282

The Company and its subsidiaries hold swap positions that convert the fixed rate component of the interest on the transaction into a variable interest rate in reais, corresponding to:
(1) 104.4% of CDI	(3) 104.85% of CDI	(5) 104.87% of CDI
(2) 105.7% of CDI	(4) 104.9% of CDI

RGE

On December 1, 2007, the subsidiary RGE made a third public issue of non-convertable debentures, in five series, with a total value of R$ 380,000. Each series comprises one debenture, guaranteed by a surety from CPFL Energia. All the debentures are unsecured, book-entry and registered, with no issued certificates and no scheduled renegotiation option. The 1st series, totaling R$ 100,000, was subscribed and paid up in December 2007. The 2nd and 3rd series, totaling R$ 140,000 and R$ 40,000, respectively, were subscribed and paid up in the first quarter of 2008. The 4th and 5th series, totaling R$ 100,000, were subscribed and paid-up in the quarter.

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2007. In the opinion of the subsidiary's Management, these restrictive covenants and clauses are being adequately complied with.

(17) SUPPLIERS

	Consolidated

	June 30,	March 31,
	2008	2008

System service charges	18,081	8,217
Energy purchased	575,927	673,019
Electricity network usage charges	97,318	94,470
Materials and services	78,848	87,787
Co-Generators	24,136	626
Regulatory liability (note 3)	29,651	29,867
Other	18,494	18,456

Total	842,455	912,442

(18) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Parent Company		Consolidated

	Current		Current		Non current

	June 30,	March	June 30,	March	June 30,	March
	2008	31, 2008	2008	31, 2008	2008	31, 2008

ICMS (State VAT)	-	-	275,708	297,670	-	-
PIS (Tax on revenue)	-	-	9,962	12,805	169	-
COFINS (Tax on revenue)	-	-	47,253	54,625	3,291	2,034
IRPJ (Corporate income tax)	12,129	-	104,019	107,830	17,392	9,250
CSLL (Social contribution tax)	2,813	-	21,330	31,372	6,056	3,109
IRRF (Withholding tax on equity
interest)	-	-	14,751	-	-	-
Other	50	113	19,276	22,759	-	-

Total	14,992	113	492,299	527,061	26,908	14,393

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the indirect subsidiary CPFL Santa Cruz, through BB Previdência – Fundo de Pensão Banco do Brasil, and the subsidiary CPFL Jaguariuna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of the subsidiary CPFL Paulista.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of June 30, 2008 is R$ 586,296 (R$ 568,143 as of March 31, 2008).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Piratininga.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of June 30, 2008 is R$ 152,304 (R$ 147,710 as of March 31, 2008).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

The subsidiary CPFL Santa Cruz has a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. As of June 30, 2008, the balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department, was R$ 11,846 (R$ 11,480 as of March 31, 2008).

VI – CPFL Jaguariúna

The subsidiary CPFL Jaguariúna has a defined contribution plan.

The changes in net actuarial liability as of June 30 and March 31, 2008, pursuant to CVM Resolution n° 371/2000, are as follows:

	June 30, 2008

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Net actuarial liability at the beginning of the quarter	500,684	136,440	(4,441)	8,855	641,538
Income recognized in income statement	(16,580)	(3,091)	(921)	(447)	(21,039)
Sponsor's contributions during the period	(11,957)	(3,889)	-	(257)	(16,103)

Net actuarial liability at the end of the period	472,147	129,460	(5,362)	8,151	604,396

Other contributions	12,398	497	13,282	164	26,341

TOTAL	484,545	129,957	7,920	8,315	630,737

Current	30,507	8,287	483	734	40,011
Non current	454,038	121,670	7,437	7,581	590,726

	484,545	129,957	7,920	8,315	630,737

	March 31, 2008

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Net actuarial liability at the beginning of the year	533,948	144,136	(3,520)	9,655	684,219
Income recognized in income statement	(16,580)	(3,091)	(921)	(447)	(21,039)
Sponsor's contributions during the period	(16,684)	(4,605)	-	(353)	(21,642)

Net actuarial liability at the end of the period	500,684	136,440	(4,441)	8,855	641,538

Other contributions	12,010	236	13,298	160	25,704

TOTAL	512,694	136,676	8,857	9,015	667,242

Current	40,995	13,274	711	1,104	56,084
Non current	471,699	123,402	8,146	7,911	611,158

	512,694	136,676	8,857	9,015	667,242

The revenues recognized are as follows:

	2nd quarter 2008

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Cost of service	271	1,143	308	27	1,749
Interest on actuarial liabilities	67,046	16,618	4,003	1,426	89,093
Expected return on assets	(83,889)	(20,505)	(5,843)	(1,865)	(112,102)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains amortization	-	-	(310)	-	(310)

Subtotal	(16,572)	(2,741)	(1,842)	(412)	(21,567)
Expected contributions from participants	(8)	(350)	-	(35)	(393)

Subtotal	(16,580)	(3,091)	(1,842)	(447)	(21,960)

Decrease of 50% on prepaid pension expense (*)	-	-	921	-	921

Total	(16,580)	(3,091)	(921)	(447)	(21,039)

	2nd quarter 2007

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Cost of service	262	1,022	225	22	1,531
Interest on acturial liabilities	64,878	16,272	2,831	1,363	85,344
Expected return on assets	(74,137)	(18,424)	(3,834)	(1,614)	(98,009)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains amortization	-	-	(965)	-	(965)

Subtotal	(8,997)	(1,127)	(1,743)	(229)	(12,096)

Expected contributions from participants	(8)	(477)	-	-	(485)

Total	(9,005)	(1,604)	(1,743)	(229)	(12,581)

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

The revenues were recorded in the following accounts in the statement of operations:

	2nd Quarter 2008

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Operating cost	(16,580)	(3,091)	(921)	(447)	(21,039)

Total	(16,580)	(3,091)	(921)	(447)	(21,039)

	2nd Quarter 2007

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Operating cost	(9,005)	(1,604)	(1,743)	13	(12,339)
Operating expenses	-	-	-	(242)	(242)

Total	(9,005)	(1,604)	(1,743)	(229)	(12,581)

(20) REGULATORY CHARGES

	Consolidated

	June 30,	March 31,
	2008	2008

Fee for the use of water resources	2,371	1,722
Global Reverse Fund - RGR	6,947	7,642
ANEEL inspection fee	1,830	1,776
Fuel Consumption Account - CCC	28,558	29,612
Energy Development Account - CDE	33,054	32,702

Total	72,760	73,454

(21) RESERVE FOR CONTINGENCIES

	Consolidated

	June 30, 2008				March 31, 2008

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)

Labor
Various	60,837	51,484	9,353	44,824	64,288	49,864	14,424	40,432

Civil
General damages	18,037	13,256	4,781	43,973	16,024	14,209	1,815	25,201
Tariff increase	11,302	3,005	8,297	7,056	12,862	3,423	9,439	7,780
Energy purchased	24,275	13,228	11,047	-	40,808	28,167	12,641	-
Other	6,772	5,504	1,268	9,996	8,070	6,743	1,327	11,728

	60,386	34,993	25,393	61,025	77,764	52,542	25,222	44,709

Tax
FINSOCIAL	18,270	18,270	-	33,787	18,211	18,211	-	33,677
Increase on basis - PIS and COFINS	1,396	-	1,396	-	2,651	-	2,651	-
Interest on shareholders’ equity - PIS
and COFINS	58,112	-	58,112	301	47,888	-	47,888	301
Income tax	55,942	36,056	19,886	393,844	54,409	33,163	21,246	384,987
Other	7,961	5,031	2,930	12,941	8,321	3,525	4,796	12,997

	141,681	59,357	82,324	440,873	131,480	54,899	76,581	431,962

Total	262,904	145,834	117,070	546,722	273,532	157,305	116,227	517,103

The changes in the balances in the quarter ended June 30, 2008 are as follows:

	Consolidated

	March 31,				Monetary
	2008	Addition	Reversal	Payment	Restatement	June 30, 2008

Labor	64,288	683	(1,414)	(2,735)	15	60,837
Civil	77,764	3,118	(1,481)	(19,105)	90	60,386
Tax	131,480	11,219	(2,686)	(122)	1,790	141,681

Reserve for contingencies - Gross	273,532	15,020	(5,581)	(21,962)	1,895	262,904

Escrow Deposits (1) + (2)	674,408	27,161	(2,812)	(18,032)	11,831	692,556

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the reserves for contingencies are presented on the financial statements as of December 31, 2007.

Possible Losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of June 30, 2008, the claims relating to possible losses were as follows: (i) R$ 214,766 for labor suits (R$ 210,357 as of March 31, 2008); (ii) R$ 394,771 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 396,882 as of March 31, 2008); and (iii) R$ 475,343 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 475,372 as of March 31, 2008).

Escrow Deposit - Income Tax: refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of employees of the subsidiary CPFL Paulista in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. After consulting the Brazilian Federal Income Office, CPFL Paulista obtained a favorable answer in Note MF/SRF/COSIT/GAB n° 157 of April 9, 1998, and used the tax deductibility of the expense, thereby generating tax loss carryforwards in that year. In March 2000, CPFL Paulista was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit to permit continuity of the discussions, CPFL Paulista made the escrow deposit, restated to June 30, 2008 at R$ 391,814 (R$ R$ 382,375 restated to March 31, 2008). This deductibility also affected other taxes and, in order to be able to continue the discussions, the subsidiary CPFL Paulista offered a total of R$ 219,837 (bank guarantees), restated as of June 30, 2008. Based on the updated position of the legal counsel in charge of this case, the risk of loss continues to be classified as remote.

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Interim Financial Statements, or that might result in the significant impact on future earnings.

(22) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Long-term

	June 30,	March 31,	June 30,	March 31,
	2008	2008	2008	2008

Consumers and Concessionaires	51,510	53,094	-	-
Liability Regulatory (note 3 )	183,748	169,934	23,253	23,531
Energy Efficiency Program - PEE	37,465	39,393	73,646	68,209
Research & Development - P&D	32,729	31,880	49,461	46,547
National Scientific and Technological
Development Fund - FNDCT	23,819	25,492	2,277	1,902
Energy Research Company - EPE	12,074	12,676	632	637
Fund for Reversal	-	-	17,751	17,751
Advances	10,457	12,623	82,597	82,597
Interest on Compulsory Loan	4,120	3,678	-	-
Emergency Charges (ECE/EAEE)	4,929	5,033	-	-
Provision for Environmental Expenses	8,252	9,529	541	543
Payroll	5,990	6,842	-	-
Profit sharing	19,479	24,809	-	-
Other	51,935	43,573	6,434	6,454

Total	446,507	438,556	256,592	248,171

(23) SHAREHOLDERS’ EQUITY

The participations of the shareholders in the Company's equity as of June 30, 2008 and March 31, 2008 are distributed as follows:

	Total Shares

	June 30, 2008		March 31, 2008

	Common	Interest	Common	Interest
Shareholders	Shares	%	Shares	%

VBC Energia S.A.	136,329,808	28.41	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	27,465,653	5.72	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,112	0.00	3,112	0.00
Executive Officers	31,102	0.01	16,564	0.00
Other Shareholders	77,713,973	16.19	77,728,511	16.20

Total	479,910,938	100.00	479,910,938	100.00

Interest on Shareholders’ Equity and Dividend

	Parent Company

	June 30,	March
	2008	31,2008

Interest on Shareholders’ Equity Payable	441	444

Dividend Payable
VBC Energia S.A.	170,892	204,217
521 Participações S.A.	187,067	223,547
Bonaire Participações S.A.	76,105	90,947
BNDES Participações S.A.	34,429	41,143
Other Shareholders	147,084	170,306

Subtotal	615,577	730,160

Total	616,018	730,604

The Company paid dividend and interest on equity of R$ 716,162 in the quarter, as declared and provided as of December 31, 2007. Additionally, in accordance with the bylaws, Management approved the declaration of an interim dividend of R$ 601,576, equivalent to R$ 1.253516809 per share, in respect of the results for the first half of 2008.

(24) OPERATING REVENUES

	Consolidated

	2008		2007

Revenue from eletric energy operations	2nd Quarter	1st Half	2nd Quarter	1st Half

Consumer class
Residential	1,090,235	2,282,980	1,123,370	2,251,479
Industrial	1,018,310	2,029,419	1,026,854	1,947,404
Commercial	584,288	1,233,102	627,497	1,251,498
Rural	102,214	219,675	112,428	214,823
Public Administration	85,799	170,148	91,390	171,011
Public Lighting	65,881	136,136	68,162	134,507
Public Services	101,693	213,873	113,945	217,618

Billed	3,048,420	6,285,333	3,163,646	6,188,340
Unbilled (Net)	(60,030)	(45,592)	(62,892)	(33,159)
Emergency charges - ECE/EAEE	6	10	20	30
Realization of extraordinary tariff adjustment (note 3 a)	(876)	(1,789)	(53,822)	(109,737)
Realization of free energy (note 3 a)	(258)	(500)	(17,916)	(37,640)
Tariff review - Remuneration base (note 3 b.1)	-	728	2,054	4,064
Realization of tariff review - Remuneration base (note 3 b.1)	-	(2,193)	(11,334)	(21,992)
Tariff review - Depreciation (note 3 b.1)	-	-	-	6,310
Realization of tariff review - Depreciation (note 3 b.1)	(948)	(13,147)	(11,385)	(11,385)
Realization of tariff review - Purchase of electric energy from Itaipu (nota 3.b.3)	-	-	(934)	(13,052)
Other financial components	(15,019)	(11,271)	7,856	25,015
Realization of other financial components	392	(12,862)	(11,545)	(12,009)
PIS and COFINS - Generators pass-through (note 3 b.3)	-	258	2,520	(7,972)
Realization PIS and COFINS - Generators pass-through (note 3 b.3)	14	(477)	1,956	11,976
Discount of tariff adjustment TUSD and irrigation (note 3.b.3)	5,339	13,613	18,910	33,690
Realization of discount of tariff adjustment TUSD and irrigation (note 3.b.3)	(16,802)	(29,043)	(10,273)	(13,673)
Discount TUSD Generation (note 3.b.3)	11,679	11,679	-	-
Realization of discount TUSD Generation (note 3.b.3)	(2,336)	(2,336)	-	-

ELECTRICITY SALES TO FINAL CONSUMERS	2,969,581	6,192,411	3,016,861	6,008,806

Furnas Centrais Elétricas S.A.	80,278	160,593	74,499	148,214
Other concessionaires and licensees	113,631	253,011	75,878	119,502
Current electric energy	12,656	8,492	3,123	17,386

ELECTRICITY SALES TO WHOLESALER	206,565	422,096	153,500	285,102

Revenue due to network usage charge - TUSD	186,392	377,500	200,301	398,830
Low income consumer's subsidy (note 3 d)	19,245	26,301	6,623	503
Other revenue and income	57,339	102,829	32,302	58,074

OTHER OPERATING REVENUES	262,976	506,630	239,226	457,407

Total	3,439,122	7,121,137	3,409,587	6,751,315

	Consolidated
	2008		2007

Revenue from Eletric Energy Operations - Consolidated - GWh (*)	2nd Quarter	1st Half	2nd Quarter	1st Half

Consumer class
Residential	2,848	5,735	2,635	5,322
Industrial	4,050	7,897	4,087	7,962
Commercial	1,671	3,443	1,624	3,286
Rural	579	1,207	587	1,132
Public Administration	257	498	251	474
Public Lighting	336	670	314	625
Public Services	399	809	401	784

Billed	10,140	20,259	9,899	19,585
Own Consumption	8	16	7	14

Electric Energy distributed	10,148	20,275	9,906	19,599

Furnas Centrais Elétricas S.A.	754	1,509	754	1,501
Other Concessionaires and Licensees	1,165	2,292	1,110	1,785
Current Electric Energy	199	344	537	1,193

ELECTRICITY SALES TO WHOLESALER	2,118	4,145	2,401	4,479

(*) Information not reviewed by the independent auditors.

	Consolidated

Number of consumers (*)	June 30, 2008	June 30, 2007

Consumer class
Residential	5,477,236	5,146,147
Industrial	85,420	83,061
Commercial	487,595	465,381
Rural	235,327	248,651
Public Administration	41,313	38,785
Public Lighting	5,714	3,280
Public Services	6,382	5,951

TOTAL	6,338,987	5,991,256

(*) Information not reviewed by the independent auditors.

(25) COST OF ELECTRIC ENERGY

	Consolidated

	2008		2007

Electricity purchased for resale	2nd Quarter	1st Half	2nd Quarter	1st Half

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	218,351	447,916	254,533	508,595
Furnas Centrais Elétricas S.A.	24,676	48,124	21,876	42,658
CESP - Cia Energética de São Paulo	34,186	68,314	7,752	16,996
Cia de Geração de Energia Elétrica do Tietê	7,053	13,675	7,498	15,405
Duke Energy Inter. Ger. Paranapanema S.A.	3,677	7,344	25,879	56,715
Tractebel Energia S.A.	228,278	451,821	249,256	500,526
Petróleo Brasileiro S.A. Petrobrás	41,840	86,174	43,637	87,737
CHESF - Cia Hidro Elétrica do São Francisco	25,008	48,787	12,266	25,623
CEMIG - Cia Energética de Minas Gerais	17,909	38,435	4,993	10,892
TermoRio S.A.	53,026	119,138	-	-
Enguia Gen	15,852	36,193	-	-
AES Uruguaiana Ltda.	92	243	35,905	72,536
Câmara de Comercialização de Energia Elétrica - CCEE	12,442	192,463	3,915	4,626
Other	107,385	214,493	57,660	112,103

	789,775	1,773,120	725,170	1,454,412
Energy Purchased in the Free Market - ACL	344,029	684,536	335,667	627,884

	1,133,804	2,457,656	1,060,837	2,082,296
Deferral/Amortization liquid effect - CVA	84,900	79,878	58,346	(84,125)
Overcontracting of energy (note 3 b.3)	(9,141)	162,463	(25,676)	(45,863)
Refund to consumer - Tariff adjustments (note 3 b.3)	(1,892)	(26,213)	(22,700)	75,935
Credit of PIS and COFINS	(112,920)	(228,941)	(96,417)	(182,670)
Others	754	1,201	-	-

Subtotal	1,095,505	2,446,044	974,390	1,845,573

Electricity Network Usage Charge

Basic network charges	173,543	348,418	155,452	310,785
Charges for transmission from Itaipu	17,458	34,807	16,729	32,144
Connection charges	17,540	32,690	15,025	27,227
System Service Charges - ESS	84,063	91,819	737	9,423

	292,604	507,734	187,943	379,579
Net effect of deferral and amortization - CVA	(78,396)	(71,971)	3,234	8,216
Credit of PIS and COFINS	(16,672)	(36,101)	(16,179)	(32,804)

Subtotal	197,536	399,662	174,998	354,991

Total	1,293,041	2,845,706	1,149,388	2,200,564

	Consolidated

	2008		2007

	2nd Quarter	1st Half	2nd Quarter	1st Half
Electricity Purchased for Resale - GWh (*)

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,753	5,505	2,742	5,432
Furnas Centrais Elétricas S.A.	316	627	297	585
CESP - Cia Energética de São Paulo	405	847	106	234
Cia de Geração de Energia Elétrica do Tietê	75	150	86	179
Duke Energy Inter. Ger. Paranapanema S.A.	51	103	267	590
Tractebel Energia S.A.	1,723	3,503	2,000	4,076
Petróleo Brasileiro S.A. Petrobrás	373	763	381	770
CHESF - Cia Hidro Elétrica do São Francisco	314	624	182	359
CEMIG - Cia Energética de Minas Gerais	176	367	65	139
TermoRio S.A.	94	205	-	-
Enguia Gen	30	82	-	-
AES Uruguaiana Ltda.	266	589	270	590
Câmara de Comercialização de Energia Elétrica - CCEE	513	1,332	78	250
Other	716	1,482	478	933

Subtotal	7,805	16,179	6,952	14,137
Energy Purchased in the Free Market - ACL	3,854	7,550	4,797	9,669

Total	11,659	23,729	11,749	23,806

(*) Information not reviewed by the independent auditors

(26) OPERATING EXPENSES

	Parent company

	2008		2007

General and Administrative Expenses	2nd Quarter	1st Half	2nd Quarter	1st Half

Personnel	790	1,344	492	747
Materials	14	23	14	32
Outside Services	3,373	6,307	2,178	6,869
Leases and Rentals	59	70	14	86
Depreciation and Amortization	25	50	25	50
Publicity and Advertising	643	816	849	1,259
Legal, Judicial and Indemnities	221	396	128	209
Donations, Contributions and Subsidies	30	138	-	-
Other	463	822	375	755

Total	5,618	9,966	4,075	10,007

	Consolidated

	2008		2007

Sales and Marketing Expenses	2nd Quarter	1st Half	2nd Quarter	1st Half

Personnel	15,476	34,535	14,039	26,266
Materials	644	1,349	608	1,043
Outside Services	10,810	23,128	13,898	27,639
Allowance for Doubtful Accounts	15,093	22,185	4,963	16,769
Depreciation and Amortization	2,919	5,812	2,337	4,541
Collection Tariffs and Services	12,254	23,685	11,897	22,603
Other	1,232	4,053	3,514	7,111

Total	58,428	114,747	51,256	105,972

General and Administrative Expenses

Personnel	33,892	67,292	27,682	52,179
Materials	1,607	3,045	1,220	2,125
Outside Services	35,549	69,791	33,890	66,285
Leases and Rentals	(3,131)	1,953	1,031	2,003
Depreciation and Amortization	8,796	13,967	4,904	9,166
Publicity and Advertising	1,809	2,052	1,580	2,690
Legal, Judicial and Indemnities	3,615	11,727	14,466	14,586
Donations, Contributions and Subsidies	980	2,235	853	1,816
Other	3,587	11,387	3,387	9,098

Total	86,704	183,449	89,013	159,948

Other Operating Expenses

Inspection Fee	6,101	11,999	5,055	9,906
RTE and Free Energy Losses	148	510	9,136	9,390
Other	559	960	1	4

Total	6,808	13,469	14,192	19,300

Goodwill Amortization	9,531	19,061	8,166	16,330

Total Operating Expenses	161,471	330,726	162,627	301,550

(27) FINANCIAL INCOME (EXPENSE)

	Parent Company

	2008		2007

Financial Income	2nd Quarter	1st Half	2nd Quarter	1st Half

Income from Short-term Financial Investments	10,552	18,137	6,026	12,479

Interest on Prepaid Income and Social Contribution Taxes	828	1,685	989	1,727
Monetary and Exchange Variations	2,597	2,597	111	111
PIS and COFINS of Interest on Equity	(9,097)	(9,097)	(6,518)	(6,518)
Other	(1,736)	1,909	773	1,675

Subtotal	3,144	15,231	1,381	9,474
Interest on shareholder´s equity	98,340	98,340	70,464	70,464

TOTAL	101,484	113,571	71,845	79,938

Financial Expense

Debt Charges	(15,021)	(30,260)	(2,989)	(2,998)
Banking Expenses	-	(12)	(2,530)	(2,784)
Monetary and Exchange Variations	(1,112)	(6,702)	(26,119)	(26,306)
Other	(1,743)	(3,177)	(657)	(1,300)

Subtotal	(17,876)	(40,151)	(32,295)	(33,388)
Goodwill Amortization	(32,303)	(64,604)	(25,195)	(50,388)

Total	(50,179)	(104,755)	(57,490)	(83,776)

Net financial expenses	51,305	8,816	14,355	(3,838)

	Consolidated

	2008		2007

Financial Income	2nd Quarter	1st Half	2nd Quarter	1st Half

Income from Short-term Financial Investments	31,399	61,808	23,900	50,188
Late Payments Charges	28,694	58,376	25,793	51,462
Interest on Prepaid Income and Social Contribution Taxes	1,978	3,775	1,952	4,288
Interest on Escrow deposits	11,831	22,558	2,648	2,890
Monetary and Exchange Variations	(1,201)	9,262	(3,349)	(1,944)
Remuneration Interest - CVA and Parcel "A"	13,256	22,554	16,516	40,852
Discount on purchase of ICMS credit	2,155	5,967	3,038	6,327
Interest of Realization of Extraordinary Tariff Adjustment (note 3 a)	156	328	3,245	12,114
PIS and COFINS of Interest on Equity	(9,097)	(9,097)	(6,518)	(6,518)
Other	6,260	18,965	9,286	18,996

Total	85,431	194,496	76,511	178,655

Financial Expense

Debt Charges	(127,878)	(260,118)	(133,730)	(255,732)
Banking Expenses	(838)	(2,233)	(23,395)	(43,454)
Monetary and Exchange Variations	(48,011)	(90,593)	(30,150)	(53,901)
Other	(11,206)	(23,382)	(10,864)	(19,812)

Subtotal	(187,933)	(376,326)	(198,139)	(372,899)
Goodwill Amortization	(38,476)	(76,955)	(34,517)	(68,947)

Total	(226,409)	(453,281)	(232,656)	(441,846)

Net financial expenses	(140,978)	(258,785)	(156,145)	(263,191)

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

28.1 RISK CONSIDERATIONS

The business of the Company and its subsidiaries comprises, principally, generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The main market risk factors that affect business are related, basically, to fluctuations in exchange rates and interest, credit, energy shortages and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism (“CVA”), contracting swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

28.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of June 30, 2008, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

  Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
  Investments – investments are valued by the equity method of accounting (note 13);
  Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL rules and instructions (note 3);
  Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 15;
  Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 16.

The book values of the main financial instruments for the Company and its subsidiaries, compared with the market funding amounts as of June 30, 2008 and March 31, 2008, are as follows:

	Parent Company

	June 30, 2008		March 31, 2008

	Book Value	Fair Value	Book Value	Fair Value

Loans and financing (note 15)	-	-	180,990	181,298
Debentures (note 16)	466,678	474,341	453,737	461,927
Derivatives (note 15)	44	105	(4,148)	(4,014)

Total	466,722	474,446	630,579	639,211

	Consolidated

	June 30, 2008		March 31, 2008

	Book Value	Fair Value	Book Value	Fair Value

Loans and financing (note 15)	3,557,365	3,321,746	3,674,681	3,523,427
Debentures (note 16)	2,670,959	2,710,826	2,631,282	2,663,545
Derivatives (note 15)	156,433	169,913	(22,241)	(6,174)

Total	6,384,757	6,202,485	6,283,722	6,180,798

The estimates of the market value of these financial instruments for the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally relating to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

(29) CHANGE IN THE LEGISLATION – AMENDMENT OF LAW 6.404/76 – LAW 11.638/07

Law 11.638/07 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Company Law (Law 6.404/76) relating to preparation and disclosure of Financial Statements. These changes came into effect as from January 1, 2008.

Exclusively for compliance with the provisions contained in CVM Instruction 469, dated May 2, 2008, analyzed the impacts caused by Law 11.638/2007 on its financial statements for the first semester of 2008, comparatively with the same period of 2007, and no significant effects were identified. In the opinion of Company management, the financial statements already reflect, in all material respects, the changes proposed by Law 11.638, based on the guidelines issued by the Brazilian Securities Commission - CVM.

The main changes included in this law, which came into effect as from 2008, are summarized below:

  Certain financial instruments and derivatives should be recorded at market value.
  Mandatory registration in fixed assets of physical assets to be used in the Company's operations, including those in respect of which the benefits, risks and control have been transferred to the Company;

  Pre-fixed long-term assets and liabilities, and relevant short-term assets and liabilities, should be adjusted to current value where the effects are relevant;
  Restriction of the use of deferred assets to pre-operating expenses and restructuring expenses that effectively contribute to increasing income in more than one fiscal year and that do not constitute simply any reduction in costs or increase in operating efficiency.

Additionally, the Company (i) was not affected by the change in the rule for evaluation of investments in associated companies, (ii) did not effect any transactions involving premiums received on the issuing of debentures, donations or investment subsidies, (iii) does not have an accounting policy of revaluation of assets, (iv) has no remuneration based on shares, and (v) was not involved in any merger, amalgamation or spin off between unrelated parties, linked to the transfer of control.

As announced to the market, CVM intends to conclude, in 2008, the regulatory process for the provisions of corporate law that have been altered and that require regulation, and to review all its regulatory rulings on accounting matters, in order to check and eliminate any divergences in relation to the specific changes made by the new law.

The effects of application of the new Law on the Company's quarterly information have been evaluated based on the legislation and regulations in force as of this date, and may still change as a result of regulations to be issued by the appropriate agencies.

(30) RELEVANT FACT

On September 29, 2006 the indirect subsidiary BAESA published a relevant fact concerning the shareholders' intention to conduct a corporate restructuring through a partial spin-off of the company's assets and liabilities. In the light of the enactment of Law n ° 11.488, of June 15, 2007, which extended to BAESA shareholders the reduction in transmission charges that previously applied only to independent energy producers, a relevant fact was communicated to the market on June 2, 2008, advising that the company's shareholders had decided not to proceed with the corporate restructuring through a partial spin-off of the assets and liabilities.

(31) SUBSEQUENT EVENTS

CPFL Santa Cruz

The company received R$ 40,000 on July 15, 2008 in relation to reduction of the capital of CPFL Santa Cruz, without canceling shares, resulting in amendment of Article 5 of the bylaws. The objective of the reduction was to adjust the capital structure to bring it into line with the other distributors in the group. The operation was approved at an Extraordinary General Meeting (“EGM”) held on June 26, 2008.

CERAN

The CERAN Complex plants were approved in the ambit of the Kyoto Protocol Clean Development Mechanism - CDM by the ICGCC – Interministerial Commission on Global Climate Change, and on April 8, 2007, the Monte Claro hydropower plant obtained registration with the CDM Executive Committee at the United Nations.

In July 2008, the Japanese government approved the participation of the Tokyo Electric Power Company - TEPCO in the Monte Claro hydropower plant CDM project. This entitles CERAN to transfer carbon credits (Certified Emission Reductions, or CERs) to TEPCO annually until 2012.

CERs have already been issued for the subsidiary, and will be transferred to TEPCO in the 3rd quarter of 2008, for the amount of R$ 9,276 (R$ 6,029 in proportion to the participation of CPFL Geração).

FOZ DO CHAPECÓ

In July 2008, the second installment of the total loan of R$ 1,655,838 approved by the BNDES on July 3, 2007, amounting to R$ 308,117 (R$ 157,140 in proportion to the participation of CPFL Geração) was released by the BNDES to the indirect subsidiary Foz do Chapecó, while maintaining the current conditions of interest, amortization and guarantee conditions.

APENDIX I
CASH FLOWS

For the period of six months ended June 30, 2008 and 2007
( Stated in thousands of Reais )

	Parent Company		Consolidated

	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

OPERATING CASH FLOW
Income for the period	601,576	842,375	601,576	842,375
Adjustments to reconcile net income to cash derived from
operations
Non-controlling shareholders' interest	-	-	4,873	211
Monetary restatement of rationing regulatory assets	-	-	(23,238)	(44,226)
Provisions for losses on rationing regulatory assets	-	-	682	9,390
Tariff review and adjustment	-	-	25,499	24,665
Other regulatory assets	-	-	172,999	59,961
Low income consumers’ subsidy	-	-	(26,301)	(503)
Depreciation and amortization	64,654	50,438	284,952	269,509
Reserve for contingencies	9,097	7,807	(3,480)	265
Interest, monetary and exchange restatement	(10,291)	(28,310)	(77,697)	(16,356)
Derivative contracts	(47,891)	(22,295)	(19,365)	57,995
Pension plan costs	-	-	(42,077)	(24,706)
Equity in subsidiaries	(722,347)	(935,843)	-	-
Loss (gain) on the write-off of permanent assets and investment	-	(3,199)	11,416	4,817
Deferred taxes - assets and liabilities	5,363	2,460	(41,026)	14,021
Research and development and energy efficiency programs	-	-	397	(7,844)
Other	-	-	(1,569)	17,393
REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	84,451	121,409
Dividend and interest on equity received	970,363	735,783	-	-
Recoverable taxes	(3,148)	(967)	12,854	49,840
Financial Investments	9,766	(1,392)	59,567	(38,318)
Deferred tariff costs variations	-	-	(12,693)	2,011
Escrow deposits	-	-	(21,957)	(20,667)

Other operating assets	-	(2,382)	(15,150)	(44,344)
INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(9,787)	(4,848)	(25,722)	(53,006)
Taxes and social contributions payable	14,719	8,410	(92,921)	16,419
Deferred tariff gains variations	-	-	57,309	72,536
Other liabilities with employee pension plans	-	-	(49,517)	(43,454)
Interest on debts - accrued and paid	(11,810)	2,848	4,065	(47,677)
Interest on debts - incorporated interest	-	-	6,786	21,774
Regulatory charges	-	-	4,064	(36,235)
Related parties	378	-	-	(459)
Other operating liabilities	322	118	19,471	24,942

CASH FLOWS PROVIDED BY OPERATIONS	870,964	651,003	898,248	1,231,738

INVESTMENT ACTIVITIES
Acquisition of investments (net of cash & cash equivalents)	-	(12)	-	(377,437)
Decrease in investments on subsidiaries	-	12,400	-	-
Increase in property,property, plant and equipment	(7)	(10)	(483,257)	(549,338)
Financial investments	-	-	(33,878)	(4,098)
Redemption of financial investments	18,298	14,986	83,081	15,799
Advance energy purchase agreements	-	-	2,650	1,321
Increase in special obligations	-	-	34,677	30,963
Additions (reduction) to deferred charges	(2,275)	(354)	(6,142)	(8,648)
Sale of permanent assets	-	2,631	18,120	31,392
Advance for Future Capital Increase	-	(409,368)	-	-
Other	5,031	-	4,795	-

UTILIZATION OF CASH IN INVESTMENTS	21,047	(379,727)	(379,954)	(860,046)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	446,804	466,250	1,525,705	1,062,240
Payments of loan and debentures	(623,034)	(34,500)	(1,499,549)	(554,788)
Dividend and interest on equity paid	(716,192)	(718,840)	(721,580)	(719,123)

GENERATION (UTILIZATION) OF CASH IN FINANCING	(892,422)	(287,090)	(695,424)	(211,671)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(411)	(15,814)	(177,130)	160,021
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	5,744	25,429	927,897	540,364

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	5,333	9,615	750,767	700,385

SUPPLEMENTARY INFORMATION
Social contribution and income tax paid	-	-	410,233	324,907
Interest paid	41,845	137	283,700	222,151
Transactions with no cash effects
Advances for future capital increase through assumption of debts
of subsidiary	-	202,729	-	-

	41,845	202,866	693,933	547,058

CASH AND CASH EQUIVALENTS	June 30, 2008	December 31, 2007	June 30,2007	December 31, 2006

PARENT COMPANY
Balance according to Corporation Law	7,626	17,803	11,971	26,393
Reclassification - FAS 95 (1)	(2,293)	(12,059)	(2,356)	(964)

Adjusted balance	5,333	5,744	9,615	25,429

Consolidated
Balance according to Corporation Law	869,611	1,106,308	828,589	630,250
Reclassification - FAS 95 (1)	(118,844)	(178,411)	(128,204)	(89,886)

Adjusted balance	750,767	927,897	700,385	540,364

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short term cash investments which, while having immediate liquidity, have maturity dates of more than 90 days, with early redemption subject to their market value, are subject to reclassification to Financial Investments.

     APENDIX II
Added Value Statements
For the period of six months ended June 30, 2008 and 2007
( in thousands of Brazilian Reais )

	Parent Company		Consolidated

	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

1 - Revenues	(1,099)	3,200	7,092,293	6,719,992

1.1 Operating revenues	-	-	7,121,137	6,751,315
1.2 Provision for losses on the realization of regulatory assets	-	-	(510)	(9,390)
1.3 Allowance for doubtful accounts	-	-	(22,185)	(16,769)
1.4 Nonoperating income (expense)	(1,099)	3,200	(6,149)	(5,164)

2- ( - ) Inputs	(8,503)	(9,128)	(3,426,645)	(2,704,128)

2.1 - Electricity purchased for resale	-	-	(3,110,748)	(2,416,038)
2.2 - Outsourced services	(6,308)	(6,869)	(174,105)	(154,836)
2.3 - Material	(23)	(32)	(29,388)	(23,108)
2.4 - Other	(2,172)	(2,227)	(108,504)	(106,908)
2.5 - Cost of service rendered	-	-	(3,900)	(3,238)

3- Gross added value (1 + 2)	(9,602)	(5,928)	3,665,648	4,015,864

4- Retentions	(64,654)	(50,437)	(294,972)	(276,339)

4.1 - Depreciation and amortization	(50)	(50)	(198,928)	(191,062)
4.2 - Goodwill amortization	(64,604)	(50,387)	(96,044)	(85,277)

5- Net Added Value Generated (3 + 4)	(74,256)	(56,365)	3,370,676	3,739,525

6- Added value received in transfer	746,674	951,834	198,746	184,962

6.1 - Financial income	24,327	15,992	203,619	185,173
6.2 - Equity in subsidiaries	722,347	935,842	-	-
6.3 - Non-controlling shareholder's equity	-	-	(4,873)	(211)

7- Added value to be distributed (5 + 6)	672,418	895,469	3,569,422	3,924,487

8- Distribution of added value
8.1 - Personnel and charges	1,108	651	169,534	141,413
8.2 - Taxes, fees and contributions	29,625	21,757	2,418,564	2,605,155
8.3 - Interest and rentals	40,109	30,686	379,748	335,544
8.4 - Dividend	601,576	842,375	601,576	842,375

	672,418	895,469	3,569,422	3,924,487

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 328,509 in the quarter, a decrease of 11.1% (R$ 40,938) compared to the same quarter of the previous year, due mainly to the results of equity in subsidiaries, in relation to the performance of the subsidiaries, as shown below:

	2nd quarter 2008	2nd quarter 2007

CPFL Paulista	127,909	193,431
CPFL Piratininga	61,201	75,475
RGE	62,525	-
CPFL Santa Cruz	12,218	-
CPFL Geração	75,157	69,868
CPFL Brasil	47,881	54,255
Perácio Participações	13,184	(1,548)
CPFL Serra	-	43,583
CPFL Cone Sul	-	582
Nova 4	-	4,253

Total	400,075	439,899

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2008	4 - 03/31/2008
1	Total assets	15,341,906	15,792,124
1.01	Current assets	3,671,522	4,213,720
1.01.01	Cash and banks	869,611	1,147,248
1.01.02	Credits	2,692,421	2,945,556
1.01.02.01	Accounts receivable	1,644,975	1,789,057
1.01.02.01.01	Consumers, concessionaires and licensees	1,734,280	1,880,053
1.01.02.01.02	(-) Allowance for doubtful accounts	(89,305)	(90,996)
1.01.02.02	Other credits	1,047,446	1,156,499
1.01.02.02.01	Financial Investments	36,316	37,246
1.01.02.01.02	Recoverable taxes	186,696	170,725
1.01.02.01.03	Deferred taxes	226,485	254,059
1.01.02.02.04	Deferred tariff cost variations	501,308	619,477
1.01.02.02.05	Prepaid expenses	96,641	69,383
1.01.02.02.06	Derivatives contracts	0	5,609
1.01.03	Materials and suppliers	15,351	14,817
1.01.04.04	Other	94,139	106,099
1.01.04.01	Other credits	94,139	106,099
1.02	Noncurrent assets	11,670,384	11,578,404
1.02.01	Long-term assets	2,570,536	2,553,495
1.02.01.01	Other credits	1,527,095	1,542,001
1.02.01.01.01	Consumers, concessionaires and licensees	186,190	191,975
1.02.01.01.02	Financial investments	103,870	102,493
1.02.01.01.03	Recoverable taxes	96,903	99,281
1.02.01.01.04	Deferred taxes	1,140,132	1,148,252
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	1,043,441	1,011,494
1.02.01.03.01	Escrow deposits	546,722	517,103
1.02.01.03.02	Deferred tariff costs variations	277,103	173,802
1.02.01.03.03	Prepaid expenses	14,615	13,969
1.02.01.03.04	Derivatives contracts	0	61,783
1.02.01.03.05	Other	205,001	244,837
1.02.02	Permanent assets	9,099,848	9,024,909
1.02.02.01	Investments	2,617,536	2,661,497
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	0	0
1.02.02.01.04	Permanent equity interests - goodwill	1,791,166	1,829,641
1.02.02.01.05	Other investments	826,370	831,856
1.02.02.02	Property, plant and equipment	6,412,590	6,296,987
1.02.02.02.01	Property, plant and equipment	7,374,944	7,240,127
1.02.02.02.02	(-) Special obligation linked to the concession	(962,354)	(943,140)
1.02.02.03	Intangible	0	0
1.03.02.04	Deferred charges	69,722	66,425

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2008	4 - 03/31/2008
2	Total liabilities and shareholders’ equity	15,341,906	15,792,124
2.01	Current liabilities	3,801,553	3,990,325
2.01.01	Loans and financing	533,053	649,418
2.01.01.01	Accrued interest on debts	13,594	10,417
2.01.01.02	Loans and financing	519,459	639,001
2.01.02	Debentures	457,012	238,743
2.01.02.01	Accrued interest on debentures	90,990	85,074
2.01.02.02	Debentures	366,022	153,669
2.01.03	Suppliers	842,455	912,442
2.01.04	Taxes and social contributions payable	492,299	527,061
2.01.05	Dividends and interest on equity	624,735	743,572
2.01.06	Reserves	15	780
2.01.06.01	Reserve for contingencies	15	780
2.01.07	Due to related parties	0	0
2.01.08	Other	851,984	918,309
2.01.08.01	Employee pension plans	40,011	56,084
2.01.08.02	Regulatory charges	72,760	73,454
2.01.08.03	Accrued liabilities	57,397	39,608
2.01.08.04	Deferred tariff gains variations	231,027	310,602
2.01.08.05	Derivative contracts	4,282	5
2.01.08.06	Other	446,507	438,556
2.02	Noncurrent liabilities	6,493,036	6,484,283
2.02.01	Long-term liabilities	6,493,036	6,484,283
2.02.01.01	Loans and financing	3,024,312	3,025,263
2.02.01.01.01	Accrued interest on debts	26,278	14,570
2.02.01.01.02	Loans and financing	2,998,034	3,010,693
2.02.01.02	Debentures	2,213,947	2,392,539
2.02.01.03	Reserves	117,055	115,447
2.02.01.03.01	Reserve for contingencies	117,055	115,447
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,137,722	951,034
2.02.01.06.01	Employee pension plans	590,726	611,158
2.02.01.06.02	Taxes and social contributions payable	26,908	14,393
2.02.01.06.03	Deferred tariff gains variations	111,345	32,166
2.02.01.06.04	Derivative contracts	152,151	45,146
2.02.01.06.05	Other	256,592	248,171
2.02.02	Deferred income	0	0
2.03	Non-controlling shareholders’ interest	92,483	89,615
2.04	Shareholders’ equity	4,954,834	5,227,901

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

2.04.01	Capital	4,741,175	4,741,175
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	213,643	213,643
2.04.04.01	Legal reserves	213,643	213,643
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Accumulated profit	0	273,067
2.04.06	Advance for future capital increase	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 - 04/01/2007 to 06/30//2007	6 - 01/01/2007 to 06/30/2007
3.01	Operating revenues	3,439,122	7,121,137	3,409,587	6,751,315
3.02	Deductions from operating revenues	(1,128,749)	(2,326,280)	(1,185,386)	(2,373,920)
3.02.01	ICMS	(590,662)	(1,224,852)	(616,096)	(1,210,483)
3.02.02	PIS	(54,916)	(115,301)	(60,030)	(114,936)
3.02.03	COFINS	(253,179)	(530,658)	(271,163)	(524,417)
3.02.04	ISS	(669)	(1,395)	(298)	(574)
3.02.05	Global Reversal Reserve - RGR	(12,094)	(23,441)	(12,678)	(24,999)
3.02.06	Fuel Consumption Account - CCC	(93,039)	(183,727)	(104,801)	(255,048)
3.02.07	Energy Development Account - CDE	(102,521)	(201,197)	(98,918)	(194,279)
3.02.08	Research and Development and Energy Efficiency Programs	(21,663)	(45,699)	(21,381)	(49,153)
3.02.09	Emergency Charges (ECE/EAEE)	(6)	(10)	(21)	(31)
3.03	Net operating revenues	2,310,373	4,794,857	2,224,201	4,377,395
3.04	Cost of electric energy services	(1,508,912)	(3,255,498)	(1,335,570)	(2,562,879)
3.04.01	Electricity purchased for resale	(1,095,505)	(2,446,044)	(974,390)	(1,845,573)
3.04.02	Electricity network usage charges	(197,536)	(399,662)	(174,998)	(354,991)
3.04.03	Personnel	(85,027)	(151,850)	(64,687)	(125,025)
3.04.04	Employee pension plans	21,039	42,078	12,339	24,680
3.04.05	Material	(12,210)	(23,938)	(9,804)	(19,137)
3.04.06	Outsourced services	(39,164)	(76,647)	(29,122)	(56,621)
3.04.07	Depreciation and amortization	(80,457)	(168,786)	(87,551)	(170,217)
3.04.08	Other	(17,757)	(26,387)	(5,359)	(12,326)
3.04.09	Services Rendered to Third Parties	(2,295)	(4,262)	(1,998)	(3,669)
3.05	Gross operating income	801,461	1,539,359	888,631	1,814,516
3.06	Operating expenses/income	(302,449)	(589,511)	(318,772)	(564,741)

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 - 04/01/2007 to 06/30//2007	6 - 01/01/2007 to 06/30/2007
3.06.01	Sales and marketing	(58,428)	(114,747)	(51,256)	(105,972)
3.06.02	General and administrative	(86,704)	(183,449)	(89,013)	(159,948)
3.06.03	Financial	(140,978)	(258,785)	(156,145)	(263,191)
3.06.03.01	Financial income	85,431	194,496	76,511	178,655
3.06.03.02	Financial expenses	(226,409)	(453,281)	(232,656)	(441,846)
3.06.03.02.01	Goodwill amortization	(38,476)	(76,955)	(34,517)	(68,947)
3.06.03.02.02	Other financial expenses	(187,933)	(376,326)	(198,139)	(372,899)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(16,339)	(32,530)	(22,358)	(35,630)
3.06.05.01	Merged goodwill	(9,531)	(19,061)	(8,166)	(16,330)
3.06.05.02	Other operating expenses	(6,808)	(13,469)	(14,192)	(19,300)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	499,012	949,848	569,859	1,249,775
3.08	Nonoperating income (expense)	286	(6,149)	(2,325)	(5,164)
3.08.01	Income	6,627	8,344	2,700	6,005
3.08.02	Expenses	(6,341)	(14,493)	(5,025)	(11,169)
3.09	Income before taxes on income and minority interest	499,298	943,699	567,534	1,244,611
3.10	Income tax and social contribution	(139,824)	(366,242)	(186,888)	(380,744)
3.10.01	Social contribution	(37,212)	(97,954)	(49,403)	(99,987)
3.10.02	Income tax	(102,612)	(268,288)	(137,485)	(280,757)
3.11	Deferred income tax and social contribution	(27,720)	28,992	(11,082)	(21,281)
3.11.01	Deferred Social contribution	(7,237)	10,316	(2,592)	(16,976)
3.11.02	Deferred Income tax	(20,483)	18,676	(8,490)	(4,305)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 - 04/01/2007 to 06/30//2007	6 - 01/01/2007 to 06/30/2007
3.14	Non-controlling shareholder's interest	(3,245)	(4,873)	(117)	(211)
3.15	Net income (loss) for the period	328,509	601,576	369,447	842,375
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,910,938	479,910,938	479,756,730	479,756,730
	EARNINGS PER SHARE (R$)	0.68452	1.25352	0.77007	1.75584
	LOSSES PER SHARE (R$)

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Information (Consolidated - R$ thousands)	Consolidated

	2nd Quarter 2008	2nd Quarter 2007	Variation	1st Half 2008	1st Half 2007	Variation

GROSS REVENUE	3,439,122	3,409,587	0.9%	7,121,137	6,751,315	5.5%
Electricity sales to final consumers	2,969,581	3,016,861	-1.6%	6,192,411	6,008,806	3.1%
Electricity sales to wholesaler	206,565	153,500	34.6%	422,096	285,102	48.1%
Other operating revenues	262,976	239,226	9.9%	506,630	457,407	10.8%
DEDUCTION FROM OPERATING REVENUE	(1,128,749)	(1,185,386)	-4.8%	(2,326,280)	(2,373,920)	-2.0%
NET OPERATING REVENUE	2,310,373	2,224,201	3.9%	4,794,857	4,377,395	9.5%
ENERGY COST	(1,293,041)	(1,149,388)	12.5%	(2,845,706)	(2,200,564)	29.3%
Electricity purchased for resale	(1,095,505)	(974,390)	12.4%	(2,446,044)	(1,845,573)	32.5%
Electricity network usage charges	(197,536)	(174,998)	12.9%	(399,662)	(354,991)	12.6%
OPERATING COST/EXPENSE	(377,342)	(348,809)	8.2%	(740,518)	(663,865)	11.5%
Personnel	(134,604)	(106,615)	26.3%	(254,074)	(203,952)	24.6%
Employee pension plan	21,016	12,581	67.0%	42,055	25,164	67.1%
Material	(15,224)	(12,156)	25.2%	(29,675)	(23,356)	27.1%
Outsourced Services	(86,729)	(78,015)	11.2%	(172,272)	(152,358)	13.1%
Depreciation and Amortization	(92,373)	(94,953)	-2.7%	(188,908)	(184,232)	2.5%
Merged Goodwill Amortization	(9,545)	(8,166)	16.9%	(19,089)	(16,330)	16.9%
Other	(59,883)	(61,485)	-2.6%	(118,555)	(108,801)	9.0%
INCOME FROM ELECTRIC UTILITY SERVICES	639,990	726,004	-11.8%	1,208,633	1,512,966	-20.1%
FINANCIAL INCOME (EXPENSE)	(140,978)	(156,145)	-9.7%	(258,785)	(263,191)	-1.7%
Income	85,431	76,511	11.7%	194,496	178,655	8.9%
Expenses	(226,409)	(232,656)	-2.7%	(453,281)	(441,846)	2.6%
OPERATING INCOME	499,012	569,859	-12.4%	949,848	1,249,775	-24.0%
NON-OPERATING INCOME (EXPENSE)	286	(2,325)	-112.3%	(6,149)	(5,164)	19.1%
Income	6,627	2,700	145.4%	8,344	6,005	39.0%
Expenses	(6,341)	(5,025)	26.2%	(14,493)	(11,169)	29.8%
INCOME BEFORE TAX	499,298	567,534	-12.0%	943,699	1,244,611	-24.2%
Social Contribution	(44,449)	(51,995)	-14.5%	(87,638)	(116,963)	-25.1%
Income Tax	(123,095)	(145,975)	-15.7%	(249,612)	(285,062)	-12.4%
INCOME BEFORE
MINORITY INTEREST AND REVERSALS	331,754	369,564	-10.2%	606,449	842,586	-28.0%
Minority interest	(3,245)	(117)	0.0%	(4,873)	(211)	0.0%
NET INCOME FOR THE PERIOD	328,509	369,447	-11.1%	601,576	842,375	-28.6%

EBITDA	717,933	814,100	-11.8%	1,363,553	1,682,989	-19.0%

Net Income for the Period and EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	328,509	369,447	601,576	842,375

Employee Pension Plan	(21,016)	(12,581)	(42,055)	(25,164)
Depreciation and Amortization	101,918	103,119	207,997	200,562
Financial Income (Expense)	140,978	156,145	258,785	263,191
Social Contribution	44,449	51,995	87,638	116,963
Income Tax	123,095	145,975	249,612	285,062

EBITDA	717,933	814,100	1,363,553	1,682,989

(*)information not reviewed by the Independent Auditors

For a comparative analysis of the results for the periods, the following factors that generated income in the quarter and which are not comparable with the previous quarter should be taken into consideration:

  Operational start-up, from March 2008, of the Castro Alves hydropower plant, in the CERAN energy complex.
  In June 2007, CPFL Energia acquired 100% of the shares of CPFL Jaguariúna, the results of which have been fully consolidated as from July 2007.

Gross Operating Revenue

The Gross Operating Revenue in the second quarter of 2008 was R$ 3,439,122, up 0.9% (R$ 29,535) on the same period the previous year.

The main factors that contributed to this change were:

a) A decrease of 3.6% (R$ 115,226) in the billed energy supplied, justified by the reduction of 5.9% in the average tariffs, partially offset by the 2.4% increase in the amount of energy sold.

b) Amortization of RTE by the subsidiary CPFL Paulista (R$ 71,694 in the 2nd quarter of 2007). As from January 2008, as this relates to Parcel “A”, it is recorded in Deductions from Operating Income, Cost of Electric Energy and Operating Costs/Expense.

c) Increase of R$ 37,753 in the energy supply, to other concessionaires and licensees, although the amount of energy sold remained stable, mainly due to price adjustments and R$ 10,775 in respect of CPFL Jaguariúna.

d) Increase of R$ 23,750 in other income, due mainly to recording of R$ 8,011 in relation to the agreement between the BAESA shareholders on the differences of contributions to the results and R$ 7.098 in respect of CPFL Jaguariúna.

• Quantity of Energy Sold

The amount of energy sold to end users increased by 2.4% in the 2nd quarter of 2008, mainly as a result of the energy added by the acquisition of CPFL Jaguariúna and subsidiaries, which were responsible for an increase of 3.3% in the period.

The residential and commercial classes, corresponding to 44.5% of the energy sold to end users in the quarter, at the best average tariffs, recorded growth of 8.1% and 2.9% respectively, compared to the same quarter of the previous year.

The quantity sold to the industrial class decreased by 0.9%, mainly influenced by consumer migration to the free market and the drop in sales to CPFL Brasil's free customers.

The total energy sales, taking into account the supply to end users and to concessionaires and license holders (bilateral agreements), increased by 2.7% in relation to the same quarter of the previous year (3.7% corresponds to the contribution of CPFL Jaguariúna).

The CPFL Energia concession areas increased by 5.1% compared to the same period of the previous year, impacting both the supply billed and the TUSD collected. Eliminating the effects of the purchase of CPFL Jaguariúna, the growth would be 2.0% ..

• Tariffs

In the 2nd quarter of 2008, the energy supply tariffs decreased by an average of 5.9%, due mainly to the impacts of the tariff adjustments of the subsidiaries (-17.21% for CPFL Paulista and 2.52% for RGE, as from April 2008, -8.14% for CPFL Santa Cruz from February 2008 and -15.29% for CPFL Piratininga from October 2007).

On the other hand, we stress an improvement in the sales breakdown, mainly as a result of the increase of 8.1% in residential consumption (at lower tariffs) and drop of 0.9% in the consumption of the industrial class.

Deductions from Operating Revenue

Deductions from Operating Revenue in the second quarter of 2008 amounted to R$ 1,128,749, down 4.8% (R$ 56,637) on the same quarter of 2007, mainly due to:

a) Reduction of R$ 11,762 in the CCC sector charges.

b) Reduction in PIS and COFINS, largely due to recording of R$ 29,623 in the 2nd quarter of 2007 in connection with amortization of the Regulatory Asset in relation to the increase in the PIS and COFINS rate.

c) A decrease of R$ 25,434 in ICMS, due to reduction of billed supplied

Cost of Electric energy

The Cost of Electric Energy totaled R$ 1,293,041 in the quarter, up 12.5% (R$ 143,653) on the same period of the previous year, due mainly to:

a) Amortization by the subsidiary CPFL Paulista of R$ 52,370 in relation to Parcel “A”, starting in January 2008.

b) Impacts of the tariff adjustments of energy purchased.

Operating Costs and Expense

Operating Costs and Expense in the quarter amounted to R$ 377,342, up 8.2% (R$ 28,533) on the same period of the previous year. This increase is due mainly to:

• Manageable Operating Expenses

These expenses, related to Personnel, Materials, Outsourced Services and Other, totaled R$ 296,440 in the quarter, an increase of 14.8% (R$ 38,169), mainly as a result of the operational start-up of Castro Alves (CERAN complex) and the acquisition of CPFL Jaguariúna, as well as the adjustments for inflation in the period.

• Private Pension Plan

The Private Pension plan recorded income of R$ 21,016 in the quarter (up R$ 8,435 on the same period of 2007), mainly due to impacts on the expected rate of return on the plan assets, as defined in the December 2007 Actuarial Report.

Financial Income (Expense)

Net financial expense of R$ 140,978 was recorded in the quarter, compared with R$ 156,145 in the same period of 2007, principally due to:

a) Higher indebtedness in the quarter, compared with the same quarter of the previous year, largely due to the acquisition of CPFL Jaguariúna and investments in the CERAN and Foz de Chapecó generation projects.

b) Financial expense in relation to hedge transactions in connection with the acquisition of CPFL Jaguariúna amounted to R$ 22,799 in the 2nd quarter of 2007.

c) A reduction of R$ 22,557 in bank expense, mainly due to discontinuance of the CPMF charge;

Social Contribution and Income Tax

Taxes on income in the 2nd quarter of 2008 amounted to R$ 167,544, down 15.4% (R$ 30,426) on the same quarter of 2007, basically reflecting the reduction in pre-tax income.

Net income and EBITDA

Due to the above factors, net income of R$ 328,509 was recorded in the quarter, down 11.1% (R$ 40,938) on the same period of 2007.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution, income tax and extraordinary item) for the 2nd quarter of 2008 was R$ 717,933, 11.8% (R$ 96,167) lower than the EBITDA for the same period of 2007.

09.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	37.58
COMMERCIAL, INDUSTRIAL AND OTHER		36,324,227		999,996

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	26.67
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790		205,487,715,790

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	1.55
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		2,998,565

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	9.16
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896		53.031.258.896

05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	30.02
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,578		807,168,578

10.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/03/2012

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the 6 month-period ended June 30, 2008, as well as the three years ended December 31, 2007, 2006 and 2005.

	In million of R$

		Year Ended December 31,

	Six Months	2007	2006	2005

Distribution
CPFL Paulista	121	291	245	189
CPFL Piratininga	87	144	131	86
RGE	56	221	151	93
CPFL Santa Cruz	5	11	-	-
CPFL Jaguariúna	6	9	-	-

Total distribution	275	676	527	368
Generation	202	445	266	255
Commercialization	5	9	4	4
Other	1	2	-	-

Total	483	1,132	797	627

We plan to effect capital expenditure totaling approximately R$ 1,233 million in 2008 and approximately R$ 1,126 million in 2009. Of total budgeted capital expenditure over this period, R$ 1,505 million is for distribution, R$ 815 million is for generation, R$ 0.4 million is for holding and R$ 39 million is for commercialization.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Shareholders of CPFL Energia S/A holding more than 5% of the shares with voting rights, as of June 30, 2008:

	Common	Interest - %
Shareholders	Shares

VBC Energia S.A.	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65
BNDES Participações S.A.	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92
Board of directors	3,112	-
Executive officers	31,102	0.01
Other shareholders	77,713,973	16.19

Total	479,910,938	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2008 and 2007:

	June 30, 2008		June 30, 2007

	Common		Common
Shareholders	Shares	%	Shares	%

Controlling shareholders	347,114,888	72.33	349,784,397	72.91
Administrator
Executive officers	31,102	0.01	30,795	0.00
Board of directors	3,112	0.00	3,112	0.00
Other shareholders – Free float	132,761,836	27.66	129,938,426	27.08

Total	479,910,938	100.00	479,756,730	100.00

Shareholders of VBC Energia S/A holding more than 5% of common shares (with voting rights), up to the individuals level, as of June 30, 2008.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Votorantim Energia Ltda	1,100,652	30.31	47,018	33.33	1,147,670	30.42
(b)	Camargo Corrêa Energia S.A.	1,100,652	30.31	47,018	33.33	1,147,670	30.42
(c)	Atila Holdings S.A.	550,326	15.15	23,510	16.67	573,836	15.21
(d)	Camargo Corrêa S.A.	550,326	15.15	23,512	16.67	573,838	15.21
	Other Shareholders	329,899	9.08	3	0.00	329,902	8.74
	Total	3,631,855	100.00%	141,061	100.00	3,772,916	100.00

(a) Votorantim Energia Ltda

Shareholders		Quotas	%
(e)	Votorantim Investimentos Industriais S.A.	228,617,352	70.28
(f)	Companhia Brasileira de Alumínio	70,827,862	21.77
(g)	Santa Cruz Geração de Energia S.A.	25,855,977	7.95
	Total	325,301,191	100.00

(b) Camargo Corrêa Energia S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
(h)	Camargo Corrêa Investimento em Infra- Estrutura S.A.	518,860	100.00	518,851	100.00	1,037,711	100.00
	Other Shareholders	0	0.00	9	0.00	9	0.00
	Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c) Atila Holdings S/A

Shareholders		Common Shares	%
(e)	Votorantim Investimentos Industriais S.A.	43,888,284	100.00
	Total	43,888,284	100.00

(d) Camargo Corrêa S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Participações Morro Vermelho S.A.	48,940	99.99	93,099	100.00	142,039	100.00
	Other Shareholders	6	0.01	1	0.00	7	0.00
	Total	48,946	100.00	93,100	100.00	142,046	100.00

(e) Votorantim Investimentos Industriais S.A.

Shareholders		Common Shares	%
(j)	Votorantim Participações S.A.	11,165,582,998	100.00
	Other Shareholders	2	0.00
	Total	11,165,583,000	100.00

(f) Companhia Brasileira de Alumínio

Shareholders		Common Shares	%
(e)	Votorantim Investimentos Industriais S.A.	765,534,496	99.76
	Other Shareholders	1,874,557	0.24
	Total	767,409,053	100.00

(g) Santa Cruz Geração de Energia S.A.

Shareholders		Common Shares	%
(f)	Companhia Brasileira de Alumínio	42,105,504	100.00
	Other Shareholders	6	0.00
	Total	42,105,510	100.00

(h) Camargo Corrêa Investimentos em Infra-Estrutura S.A.

Shareholders		Common Shares	%
(d)	Camargo Corrêa S.A.	526,206,813	100.00
	Other Shareholders	7	0.00
	Total	526,206,820	100.00

(i) Participações Morro Vermelho S.A.

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	4,882,646	33.34
Renata Camargo Nascimento	4,882,646	33.33
Regina Camargo Pires Oliveira Dias	4,882,644	33.33
Other Shareholders	191	0.00
Total	14,648,127	100.00%

(j) Votorantim Participações S.A.

Shareholders		Common Shares	%
(k)	Hejoassu Administração S.A.	5,304,772,480	98.59
	Other Shareholders	76,106,493	1.41
	Total	5,380,878,973	100.00

(k) Hejoassu Administração S.A.

Shareholders		Common Shares	%
(l)	JEMF Participações S.A.	400,000	25.00
(m)	AEM Participações S.A.	400,000	25.00
(n)	ERMAN Participações S.A.	400,000	25.00
(o)	MRC Participações S.A.	400,000	25.00
	Total	1,600,000	100.00

(l) JEMF Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	José Ermírio de Moraes Neto	228,243,033	33.33	0	0.00	228,243,033	33.33
	José Roberto Ermírio Moraes	228,243,033	33.33	0	0.00	228,243,033	33.33
	Neide Helena de Moraes	228,243,034	33.34	0	0.00	228,243,034	33.34
(m)	AEM Participações S.A.	0	0.00	300	33.33	300	0.00
(n)	ERMAN Participações S.A.	0	0.00	300	33.33	300	0.00
(o)	MRC Participações S.A.	0	0.00	300	33.34	300	0.00
	Total	684,729,100	100.00	900	100.00	684,730,000	100.00

(m) AEM Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Antonio Ermírio de Moraes holds the voting rights in relation to all his common shares	684,729,100	100.00	0	0.00	684,729,100	100.00
(l)	JEMF Participações S.A.	0	0.00	300	33.33	300	0.00
(n)	ERMAN Participações S.A.	0	0.00	300	33.33	300	0.00
(o)	MRC Participações S.A.	0	0.00	300	33.34	300	0.00
	Total	684,729,100	100.00	900	100.00	684,730,000	100.00

(n) ERMAN Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes holds the voting rights in relation to all his common shares	684,729,100	100.00	0	0.00	684,729,100	100.00
(l)	JEMF Participações S.A.	0	0.00	300	33.33	300	0.00
(m)	AEM Participações S.A.	0	0.00	300	33.33	300	0.00
(o)	MRC Participações S.A.	0	0.00	300	33.34	300	0.00
	Total	684,729,100	100.00	900	100.00	684,730,000	100.00

(o) MRC Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti holds the voting rights in relation to all her common shares	684,729,100	100.00	0	0.00	684,729,100	100.00
(l)	JEMF Participações S.A.	0	0.00	300	33.33	300	0.00
(m)	ERMAN Participações S.A.	0	0.00	300	33.34	300	0.00
(n)	AEM Participações S.A.	0	0.00	300	33.33	300	0.00
	Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Shareholder’s composition of 521 Participações S.A. holding more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2008.

Shareholders	Common Shares	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,592	15.70
Fundo Mutuo de Investimento em Ações BB - Free Portfolio I	2,027,402	84.30
Other Shareholders	6	0.00
Total	2,405,000	100.00

Shareholders of Bonaire Participações S.A. holding more than 5% of common shares (with voting rights), up to the individuals level, as of June 30, 2008.

Shareholders	Common Shares	%
Energia São Paulo Fundo de
Investimento em Participações	66,728,872	100.00
Other Shareholders	6	0.00
Total	66,728,878	100.00

Shareholders of BRUMADO HOLDINGS S.A. holding more than 5% of common shares (with voting rights), up to the individuals level, as of June 30, 2008.

Shareholders		Common Shares	%
(a)	Antares Holding Ltda	980,527,791	100.00
	Other Shareholders	1	0.00
	Total	980,527,792	100.00

(a) Antares Holding Ltda

Shareholders		Quotas	%
(b)	Bradespar S.A.	274,546,567	100.00
	Other Shareholders	1	0.00
	Total	274,546,568	100.00

(b) Bradespar S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Cidade de Deus Cia Cial de Participações	44,883,224	36.59	300,960	0.13	45,184,184	12.92
	Fundação Bradesco	18,179,304	14.82	2,210,984	0.97	20,390,288	5.83
	Hedging Griffo (Fundos)	6,323,980	5.16	17,632,268	7.77	23,956,248	6.85
(d)	NCF Participações S.A.	23,767,944	19.38	-	0.00	23,767,944	6.80
	Fundo de Pensões do Banco Espirito Santo	6,620,432	5.40	-	0.00	6,620,432	1.89
	BlackRock, Inc.	-	-	12,541,200	5.52	12,541,200	3.59
	Other Shareholders	22,889,620	18.65	194,339,484	85.61	217,229,104	62.12
	Total	122,664,504	100.00	227,024,896	100.00	349,689,400	100.00

(c) Cidade de Deus Cia Cial de Participações

Shareholders		Common Shares	%
(e)	Nova Cidade de Deus Participações S.A.	2,666,400,460	44.84
	Fundação Bradesco	1,971,462,964	33.15
	Lia Maria Aguiar	424,869,425	7.14
	Lina Maria Aguiar	505,373,186	8.50
	Other Shareholders	378,780,409	6.37
	Total	5,946,886,444	100.00

(d) NCF Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	132,346,199	25.13	469,390,527	100.00	601,736,726	60.41
(c)	Cidade de Deus Cia Cial de Participações	393,537,013	74.72	-	-	393,537,013	39.51
(e)	Nova Cidade de Deus Participações S.A.	787,932	0.15	-	-	787,932	0.08
	Total	526,671,144	100.00	469,390,527	100.00	996,061,671	100.00

(e) Nova Cidade de Deus Participações S.A.

Shareholders		Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	104,444,477	46.30	239,026,439	98.35	343,470,916	73.29
(f)	Elo Participações e Investimentos S.A.	121,129,551	53.70	0	0.00	121,129,551	25.85
	Caixa Beneficiente Fund. do Bradesco	0	0	4,014,708	1.65	4,014,708	0.86
	Total	225,574,028	100.00	243,041,147	100.00	468,615,175	100.00

(f) Elo Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	10,194,242	6.33	-	0.00	10,194,242	4.43
Other Shareholders	150,956,300	93.67	69,006,686	100.00	219,962,986	95.57
Total	161,150,542	100.00	69,006,686	100.00	230,157,228	100.00

Shareholders of BNDES Participações S.A. holding more than 5% of common shares (with voting rights), up to the individuals level, as of June 30, 2008.

Shareholders	Common Shares	%
Banco Nacional de
Desenv.Econômico e Social (1)	1	100.00
Total	1	100.00

(1) State agency – Brazilian Federal.

The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitratoin Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

Social Report / Six-month period ended in June 2008 and 2007 (*) Company: CPFL ENERGIA S.A.

1 - Calculation Basis	6 month-period ended June 2008 Value (R$ thousand)			6 month-period ended June 2007 Value (R$ thousand)
Net Revenues (NR)	4,794,857			4,377,395

Operating Result (OR)	949,848			1,249,775

Gross Payroll (GP)	221,901			211,640
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Valor (000)	% of GP	% of NR
Food	16,353	7.37%	0.34%	14,096	6.66%	0.32%

Mandatory payroll taxes	58,198	26.23%	1.21%	49,595	23.43%	1.13%

Private pension plan	13,009	5.86%	0.27%	9,384	4.43%	0.21%

Health	15,628	7.04%	0.33%	11,135	5.26%	0.25%

Occupational safety and health	980	0.44%	0.02%	1,041	0.49%	0.02%

Education	1,033	0.47%	0.02%	867	0.41%	0.02%

Culture	0	0.00%	0.00%	0	0.00%	0.00%

Trainning and professional development	3,025	1.36%	0.06%	2,813	1.33%	0.06%

Day-care / allowance	428	0.19%	0.01%	370	0.17%	0.01%

Profit / income sharing	19,337	8.71%	0.40%	14,401	6.80%	0.33%

Others	2,212	1.00%	0.05%	1,997	0.94%	0.05%

Total - internal social indicators	130,204	58.68%	2.72%	105,699	49.94%	2.41%
3 - External Social Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR
Education	0	0.00%	0.00%	0	0.00%	0.00%

Culture	2,259	0.24%	0.05%	3,306	0.26%	0.08%

Health and sanitation	50	0.01%	0.00%	180	0.01%	0.00%

Sport	0	0.00%	0.00%	0	0.00%	0.00%

Hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%

Others	826	0.09%	0.02%	538	0.04%	0.01%

Total contributions to society	3,135	0.33%	0.07%	4,024	0.32%	0.09%

Taxes (excluding payroll taxes)	2,338,432	246.19%	48.77%	2,452,135	196.21%	56.02%

Total - external social indicators	2,341,567	246.52%	48.83%	2,456,159	196.53%	56.11%
4 - Environmental Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR
Investments relalated to company production / operation	57,577	6.06%	1.20%	12,508	1.00%	0.29%

Investments in external programs and/or projects	9,672	1.02%	0.20%	7,056	0.56%	0.16%

Total environmental investments	67,249	7.08%	1.40%	19,564	1.57%	0.45%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%		( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (x) fulfill from 76 to 100%
5 - Staff Indicators	6 month-period 2008			6 month-period 2007
Nº of employees at the end of period		7,156			6,221

Nº of employees hired during the period		507			214

Nº of outsourced employees		6,337			6,793

Nº of interns		230			168

Nº of employees above 45 years age		2,057			1,545

Nº of women working at the company		1,218			1,043

% of management position occupied by women		10.31%			9.22%

Nº of Afro-Brazilian employees working at the company		652			495

% of management position occupied by Afro-Brazilian employees		1.03%			0.97%

Nº of employees with disabilities		294			203
6 - Relevant information regarding the exercise of corporate citizenship		1. Half 2008			1. Half 2007
Ratio of the highest to the lowest compensation at company		55.88			73.54

Total number of work-related accidents		11			17

Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees

Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa

Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) will not get involved	( ) will follow the OIT rules	(X) will motivate and follow OIT

The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required

Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) will not get involved	( ) will support	(X) will organize and motivate

Total number of customer complaints and criticisms:	in the company 374.650	in Procon 371	in the Courts 725	in the company 449.807	in Procon 746	in the Courts 1,054

% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 48.54%	in the company 100%	in Procon 100%	in the Courts 55.13%

Total value-added to distribute (R$ 000):	Six-month-period 2008:		3,569,422	Six-month-period 2007:		3,924,487

	67.76% government	4.75% employees		66.39% government	3.60% employees
	16.85% shareholders	10.64% third parties		21.46% shareholders	8.55% third parties
Value-Added Distribution (VAD):	0% retained			0% retained
7 - Other Information
Consolidated information
In the financial items were utilized the percentage of share paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors.

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1 We have reviewed the accompanying quarterly financial information individual and consolidated of CPFL Energia S.A. as of and for the quarter ended June 30, 2008, comprising the balance sheet, and the statements of income, cash flows and added value, the performance reports and relevant information, prepared under the responsibility of the Company’s Management.

2 The quarterly financial information of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. as of June 30, 2008 was reviewed by other independent auditors, who issued a qualified special review report on July 22, 2008, with respect to registering in April 2008, the liability resulted from acquisition of energy in February 2008. If BAESA had recorded the effects of the aforementioned liability on accrual basis, its statement of income as of June 30, 2008 should be increased in R$ 1,123 thousand, and the effect in the statement of income of the indirect controlling company CPFL Energia S.A. would be an increase of R$ 280 thousand. CPFL Energia S.A. values its indirect interest in BAESA - Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of June 30, 2008, the balance of this investment is R$ 140,483 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 5,166 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 376,048 thousand as of June 30, 2008. Our report, in relation to the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of BAESA - Energética Barra Grande S.A.

3 Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

4 Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information, including the CVM instruction 469/08.

5 As described in Note 29, Law 11638 was published on December 28, 2007, applicable as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law 6404/76 (Corporation Law) and has introduced changes in accounting practices adopted in Brazil. Although the aforementioned Law has already come into force, some of its changes introduced depend on regulation by regulatory agencies, in order to be applied by the companies. Even so, as mentioned in Note 29, the Company, exclusively for compliance with the provisions contained in CVM Instruction 469 dated May 2, 2008, analyzed the impacts caused by Law 11638/2007 in its financial statements of the first semester of 2008, comparatively with the same period of 2007, and no significant effects were identified.  Therefore, the aforementioned accounting information was prepared in accordance with specific instructions of CVM exclusively for compliance with the provisions contained in CVM Instruction 469 dated May 2, 2008, and do not consider the amendments in the accounting practices introduced by Law 11638/2007 which have not been regulated yet.

6 As mentioned in Note 3, item (b.2) to the quarterly financial information, as result of the second periodical tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage to be applied to the tariffs of its directs subsidiaries, Companhia Piratininga de Força e Luz, Companhia Paulista de Força e Luz, Rio Grande Energia S.A. and Companhia Luz e Força Santa Cruz and its indirect subsidiaries of CPFL Jaguariuna group, Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia Elétrica, Companhia Jaguari de Energia and Companhia Luz e Força Mococa. The possible effects resulting from this final review, if any, will be recorded in the Company’s equity and financial position in subsequent periods.

July 23, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça Accountant
CRC 1SP125991/O-0

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached in the Interim Financial Statements as of June 30, 2008, filed at CVM (Brazilian Securities Commission).

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached in the Interim Financial Statements as of June 30, 2008, filed at CVM (Brazilian Securities Commission).

Subsidiary
CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 - 04/01/2007 to 06/30//2007	6 - 01/01/2007 to 06/30/2007
3.01	Operating revenues	467,932	903,044	460,627	909,061
3.02	Deductions from operating revenues	(70,596)	(139,504)	(64,439)	(126,551)
3.02.01	ICMS	(28,494)	(58,385)	(22,691)	(43,475)
3.02.02	PIS	(7,448)	(14,332)	(7,418)	(14,768)
3.02.03	COFINS	(34,306)	(66,008)	(34,171)	(68,023)
3.02.04	ISS	(348)	(779)	(159)	(285)
3.03	Net operating revenues	397,336	763,540	396,188	782,510
3.04	Cost of sales and/or services	(321,993)	(643,070)	(312,509)	(583,183)
3.04.01	Electricity purchased for resale	(314,280)	(625,733)	(306,068)	(573,119)
3.04.02	Electricity network usage charges	(398)	(430)	0	0
3.04.03	Material	(648)	(1,387)	(729)	(849)
3.04.04	Outsourced services	(6,667)	(15,520)	(5,712)	(9,215)
3.05	Gross operating income	75,343	120,470	83,679	199,327
3.06	Operating expenses/income	(5,514)	(16,010)	(3,342)	(6,505)
3.06.01	Sales and Marketing	(5,337)	(10,510)	(4,313)	(8,580)
3.06.02	General and administrative	(175)	(3,759)	(72)	(112)
3.06.03	Financial	(2)	(1,741)	1,043	2,187
3.06.03.01	Financial income	3,440	7,574	3,562	7,315
3.06.03.02	Financial expenses	(3,442)	(9,315)	(2,519)	(5,128)
3.06.03.02.01	Goodwill amortization	(3)	(6)	(3)	(6)
3.06.03.02.02	Other financial expenses	(3,439)	(9,309)	(2,516)	(5,122)

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 - 04/01/2007 to 06/30//2007	6 - 01/01/2007 to 06/30/2007
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	69,829	104,460	80,337	192,822
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	69,829	104,460	80,337	192,822
3.10	Income tax and social contribution	(22,918)	(54,854)	(26,082)	(64,173)
3.10.01	Social contribution	(6,126)	(14,643)	(6,938)	(17,028)
3.10.02	Income tax	(16,792)	(40,211)	(19,144)	(47,145)
3.11	Deferred income tax and social contribution	971	23,381	0	0
3.11.01	Social contribution	257	6,172	0	0
3.11.02	Income tax	714	17,209	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	47,882	72,987	54,255	128,649
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE	15.96830	24.34064	18.09365	42.90352
	LOSS PER SHARE

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Gross Revenue

The Gross revenue for the 2nd quarter of 2008, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul, was R$ 467,932, an increase of R$ 7,305 (1.6%) in relation to the same quarter of 2007. The reason for this increase is the fact that Cone Sul’s operations were consolidated in CPFL Brasil as from May 2007.

Net Income and EBITDA

Net income of R$ 47,882 was recorded in the 2nd quarter of 2008, down R$ 6,373 (11.6%) on the same quarter of 2007. The main reasons for this decrease are: i) the increase of R$ 8,610 in the cost of energy purchased, due to the increase of 26.5% in the average purchase price; and ii) the increase of some R$ 1,573 in the cost of outsourced services.

EBITDA (net income before financial income, income tax and social contribution, depreciation and amortization) for the 2nd quarter of 2008 was R$ 70,356, a decrease of 11.6% in relation to the same quarter of 2007, which amounted to R$ 79,620 (information not reviewed by the Independent Auditors).

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached in the Interim Financial Statements as of June 30, 2008, filed at CVM (Brazilian Securities Commission).

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached in the Interim Financial Statements as of June 30, 2008, filed at CVM (Brazilian Securities Commission).

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	7
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	10
05	01	COMMENTS ON PERFORMANCE IN THE QUARTER	56
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	57
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	58
07	01	CONSOLIDATED INCOME STATEMENT	60
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	63
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	67
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES	68
15	01	INVESTMENTS	69
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	70
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	79
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	81
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	82
		CPFL GERAÇÃO DE ENERGIA S.A.
18	01	INCOME STATEMENT OF SUBSIDIARIES	83
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	85
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	86
		COMPANHIA PIRATININGA DE FORÇA E LUZ
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	87
		RIO GRANDE ENERGIA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.